**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 19, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      **No X**

Enclosure:    **ANGLOGOLD ASHANTI FIRST QUARTER 2014 RESULTS**



# Report
## for the quarter ended 31 March 2014

- ❖ Production 1.06Moz improving 17% year-on-year and well ahead of 950Koz–1Moz guidance
- ❖ Total cash costs decrease 14% year-on-year to $770/oz, beating guidance of $800/oz-$850/oz
- ❖ All-in-sustaining cost (AISC) decreased by 22% year-on-year to $993/oz on lower capex, cash costs and overhead costs
- ❖ Adjusted headline earnings $119m, or 29 US cents per share
- ❖ International operations see 34% rise in output to 765,000oz year-on-year, and 22% drop in AISC to $972/oz
- ❖ South Africa production down 11% to 2 0,000oz year-on-year, while AISC improves to $975/oz or 14%
- ❖ Tropicana contributes 84,000oz at total cash cost of $495/oz; AISC of $694/oz
- ❖ Kibali contributes 51,000oz at total cash cost of $538/oz; AISC of $572/oz
- ❖ Net debt stable at $3.105bn
- ❖ Cash flow from operating activities stable year-on-year at $350m, despite 21% lower gold price

| | | Quarter ended Mar 2014 | Quarter ended Dec 2013 | ended Mar 2013 | Year ended Dec 2013 |
|---|---|---|---|---|---|
| | | US dollar / Imperial | | | |
| **Operating review** | | | | | |
| Gold | | | | | |
| Produced | - oz (000) | **1,055** | 1,229 | 899 | 4,105 |
| Price received [1] | - $/oz | **1,290** | 1,271 | 1,636 | 1,401 |
| All-in sustaining cost [2] | - $/oz | **993** | 1,015 | 1,275 | 1,174 |
| All-in cost [2] | - $/oz | **1,114** | 1,233 | 1,622 | 1,466 |
| Total cash costs [3] | - $/oz | **770** | 748 | 894 | 830 |
| | | | | | |
| **Financial review** | | | | | |
| Adjusted gross profit [4] | - $m | **312** | 376 | 434 | 1,351 |
| Gross profit | - $m | **296** | 404 | 434 | 1,445 |
| Profit (loss) attributable to equity shareholders | - $m | **39** | (305) | 239 | (2,230) |
| | - cents/share | **10** | (75) | 62 | (568) |
| Headline earnings (loss) | - $m | **38** | (276) | 259 | 78 |
| | - cents/share | **9** | (68) | 67 | 20 |
| Adjusted headline earnings [5] | - $m | **119** | 45 | 113 | 599 |
| | - cents/share | **29** | 11 | 29 | 153 |
| Dividends per ordinary share | - cents/share | **-** | - | 5 | 5 |
| Cash flow from operating activities | - $m | **350** | 431 | 356 | 1,246 |
| Capital expenditure | - $m | **274** | 477 | 512 | 1,993 |

**Notes:**
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E "Non-GAAP disclosure" for the definition.
4. Refer to note B "Non-GAAP disclosure" for the definition
5. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
*Rounding of figures may result in computational discrepancies.*

Certain statements contained in this document, other than s atements of historical fact, including, without limitation, those concerning the econ omic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, g rowth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of com mercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital re sources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking st atements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, unc ertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievement s expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes tha the expectations reflected in such forward-looking statements and forecasts are rea sonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking state ments as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory en vironment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and bu siness and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's Form 20-F that was filed with the United States Securities and Exchange Co mmission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those express ed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to refl ect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral fforward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operatio ns or any other measures of performance prepared in accordance with IFRS. In addition, the presentati n of these measures may not be comparable to similarly titled measures other co mpanies may use. An loGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Invest rs" tab on the main page. This informatio is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



## Quarter 1 2014



# Operations **at a glance**
for the quarter ended 31 March 2014

| | Production | | | All-in sustaining costs[1] | | | Total cash costs[2] | | | Adjusted gross profit (loss)[3] | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | oz (000) | Year-on-year % Variance[4] | Qtr on Qtr % Variance[5] | $/oz | Year-on-year % Variance[4] | Qtr on Qtr % Variance[5] | $/oz | Year-on-year % Variance[4] | Qtr on Qtr % Variance[5] | $m | Year-on-year $m Variance[4] | Qtr on Qtr $m Variance[5] |
| **SOUTH AFRICA** | **290** | **(11)** | **(14)** | **975** | **(14)** | **(3)** | **797** | **(11)** | **4** | **60** | **(94)** | **(46)** |
| **Vaal River Operations** | **102** | **(11)** | **(20)** | **1,020** | **(25)** | **(6)** | **851** | **(16)** | **12** | **9** | **(26)** | **(24)** |
| Great Noligwa | 17 | (29) | (15) | 1,200 | (3) | (7) | 1,123 | 1 | 9 | 1 | (8) | (1) |
| Kopanang | 29 | (38) | (26) | 1,320 | 7 | 2 | 1,074 | 15 | 18 | (15) | (35) | (16) |
| Moab Khotsong | 55 | 28 | (18) | 802 | (49) | (10) | 646 | (39) | 8 | 23 | 18 | (7) |
| **West Wits Operations** | **128** | **(15)** | **(17)** | **925** | **(14)** | **1** | **735** | **(13)** | **3** | **34** | **(48)** | **(31)** |
| Mponeng | 76 | (18) | (18) | 930 | - | (3) | 709 | - | 8 | 25 | (38) | (11) |
| TauTona | 52 | (10) | (16) | 916 | (31) | 8 | 774 | (28) | (4) | 9 | (11) | (20) |
| **Total Surface Operations** | **60** | **(5)** | **3** | **1,000** | **20** | **(4)** | **836** | **4** | **(9)** | **16** | **(20)** | **7** |
| First Uranium SA | 24 | - | (11) | 1,243 | 41 | 20 | 831 | 1 | (1) | 1 | (5) | (2) |
| Surface Operations | 36 | (5) | 20 | 840 | 5 | (19) | 839 | 6 | (14) | 15 | (16) | 9 |
| **INTERNATIONAL OPERATIONS** | **765** | **34** | **(14)** | **972** | **(22)** | **(2)** | **759** | **(15)** | **2** | **270** | **(39)** | **(1)** |
| **CONTINENTAL AFRICA** | **374** | **36** | **(19)** | **1,042** | **(24)** | **(8)** | **808** | **(19)** | **(4)** | **119** | **(10)** | **2** |
| **DRC** | | | | | | | | | | | | |
| Kibali - Attr. 45%[6] | 51 | - | 28 | 572 | - | 22 | 538 | - | 14 | 25 | 25 | 3 |
| **Ghana** | | | | | | | | | | | | |
| Iduapriem | 45 | 10 | (33) | 898 | (30) | (22) | 716 | (32) | (26) | 20 | 5 | 13 |
| Obuasi | 53 | 8 | (16) | 1,530 | (41) | (26) | 1,234 | (29) | (9) | (3) | 27 | 12 |
| **Guinea** | | | | | | | | | | | | |
| Siguiri - Attr. 85% | 70 | 13 | (7) | 961 | (18) | (14) | 800 | (20) | (5) | 25 | (15) | 8 |
| **Mali** | | | | | | | | | | | | |
| Morila - Attr. 40%[6] | 10 | (33) | (17) | 1,598 | 81 | 11 | 1,099 | 42 | 29 | 1 | (11) | (2) |
| Sadiola - Attr. 41%[6] | 19 | - | (21) | 1,404 | 7 | (14) | 1,262 | 14 | (16) | (6) | (15) | 4 |
| Yatela - Attr. 40%[6] | 4 | (60) | (50) | 2,062 | 53 | (7) | 1,804 | 37 | (6) | (3) | (5) | 5 |
| **Namibia** | | | | | | | | | | | | |
| Navachab | 16 | 14 | (11) | 785 | (22) | 49 | 771 | (14) | 47 | 9 | 3 | (5) |
| **Tanzania** | | | | | | | | | | | | |
| Geita | 106 | 61 | (31) | 1,048 | 19 | 34 | 631 | 62 | 16 | 47 | (22) | (42) |
| Non-controlling interests, exploration and other | | | | | | | | | | 3 | (1) | 4 |
| **AUSTRALASIA** | **155** | **154** | **(8)** | **929** | **(50)** | **22** | **779** | **(40)** | **22** | **59** | **56** | **29** |
| **Australia** | | | | | | | | | | | | |
| Sunrise Dam | 71 | 16 | (30) | 1,095 | (37) | 36 | 1,066 | (15) | 56 | 16 | 9 | (7) |
| Tropicana - Attr. 70% | 84 | - | 27 | 694 | - | 8 | 495 | - | (13) | 48 | 48 | 39 |
| Exploration and other | | | | | | | | | | (5) | (1) | (3) |
| **AMERICAS** | **236** | **1** | **(10)** | **879** | **(5)** | **(1)** | **668** | **-** | **5** | **92** | **(85)** | **(33)** |
| **Argentina** | | | | | | | | | | | | |
| Cerro Vanguardia - Attr. 92.50% | 58 | 5 | (5) | 800 | (16) | (6) | 644 | 10 | (4) | 28 | (14) | 6 |
| **Brazil** | | | | | | | | | | | | |
| AngloGold Ashanti Mineração | 94 | 2 | (22) | 805 | (14) | (10) | 619 | (10) | 19 | 38 | (28) | (31) |
| Serra Grande | 32 | - | (6) | 1,027 | 8 | 7 | 799 | 1 | 12 | 6 | (17) | (6) |
| **United States of America** | | | | | | | | | | | | |
| Cripple Creek & Victor | 52 | (5) | 11 | 1,015 | 37 | (6) | 699 | 9 | (15) | 18 | (25) | (4) |
| Non-controlling interests, exploration and other | | | | | | | | | | 2 | - | 2 |
| **OTHER** | | | | | | | | | | (1) | 4 | (6) |
| **Sub-total** | **1,055** | **17** | **(14)** | **993** | **(22)** | **(2)** | **770** | **(14)** | **3** | **329** | **(128)** | **(53)** |
| Equity accounted investments included above | | | | | | | | | | (17) | 6 | (11) |
| **AngloGold Ashanti** | | | | | | | | | | **312** | **(122)** | **(64)** |

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note E under "Non-GAAP disclosure" for definition
[3] Refer to note B under "Non-GAAP disclosure" for definition
[4] Variance March 2014 quarter on March 2013 quarter - increase (decrease).
[5] Variance March 2014 quarter on December 2013 quarter - increase (decrease).
[6] Equity accounted joint ventures.

*Rounding of figures may result in computational discrepancies.*

# Financial and Operating Report

**OVERVIEW FOR THE QUARTER**

**FINANCIAL AND CORPORATE REVIEW**

First-quarter adjusted headline earnings (AHE) were $119m, or 29 US cents per share in the three months to 31 March 2014, compared with $45m, or 11 US cents per share the previous quarter, and $113m, or 29 US cents per share a year earlier, in the first quarter of 2013.

Net profit attributable to equity shareholders for the first quarter of 2014 was $39m, compared to a loss of $305m the previous quarter which was mainly impacted by year-end adjustments, including impairments of assets and inventory write-downs.

Operational performance for the first quarter was strong with both production and costs coming in better than market guidance. Production was 1,055koz at an average total cash cost of $770/oz, compared to 1,229koz at $748/oz the previous quarter and 899koz at $894/oz in the first quarter of 2013. Guidance for the quarter was 950,000oz to 1Moz at a total cash cost of $800-850/oz. Year-on-year costs benefited from higher output, weaker currencies and early indications are that a range of cost saving initiatives continue to gain traction.

"*Our operators have delivered another strong performance and we continue to manage costs aggressively,*" *Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "There's still plenty of work to do, but with a strong team intact, a good foundation, and some significant wins under our belt, we remain focused on continuing to deliver positive results to our shareholders under tough market conditions.*"

Production from most operating regions improved year-on-year, with the exception of the South Africa region, where marginal and loss-making ounces have been removed from the production profile. In addition, the region struggled with a slower-than-anticipated start-up after the Christmas break and interruptions from safety-related stoppages, following a challenging safety performance for the gold sector in general. South African operations saw an 11% year-on-year decline to 290,000oz; Continental Africa improved 36% to 374,000oz; the Americas gained 1% to 236,000oz; and Australia was up 154% to 155,000oz. Continental Africa and Australia both benefited from the inclusion of new mining operations at Kibali and Tropicana, respectively.

Total cash costs dropped $124/oz compared to the previous year, from $894/oz to $770/oz, reflecting significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) were $993/oz, a 22% improvement year-on-year, and 2% lower than the previous quarter.  The year-on-year decline in AISC was due to lower sustaining capital expenditure, improved cash costs and further reductions in corporate costs ($40m) and sustaining exploration expense ($21m).

Total capital expenditure during the first quarter was $274m (including equity accounted joint ventures), compared with $477m the previous quarter and $512m in the first quarter of last year. This was somewhat less than planned, due to lower expenditure at Kibali and Obuasi, and is expected to increase in the second quarter. Of the total capital spent, project capital expenditure during the quarter amounted to $115m. Free cash flow improved from negative $82m in the previous quarter to positive $9m in the first quarter, reflecting improved costs, higher production and a reduction in capital expenditure.

At the end of the first quarter of 2014, Net Debt was US$3.095bn compared to $3.105bn in the previous quarter, resulting in a Net Debt to EBITDA ratio of 1.9 times.

**Summary of quarter-on-quarter operating and cost improvements:**

| Performance update | Q1 2014 | Q1 2013 | Year on year change |
|---|---|---|---|
| Gold price received ($/oz) | 1,290 X | 1,636 | **(21%)** |
| Gold Production (Koz) | 1,055 ✓ | 899 | **17%** |
| | | | |
| Total cash costs ($/oz) | 770 ✓ | 894 | **14%** |
| Corporate and marketing costs* ($m) | 25 ✓ | 65 | **62%** |
| Exploration and evaluation costs ($m) | 30 ✓ | 79 | **62%** |
| Capital expenditure ($m) | 274 ✓ | 512 | **47%** |
| All-in sustaining costs**($/oz) | 993 ✓ | 1,275 | **22%** |
| | | | |
| EBITDA ($m) | 476 X | 509 | **(7)%** |
| Cash flow from operating activities ($m) | 350 X | 356 | **(2%)** |
| Free cash flow ($m) | 9 ✓ | (227) | **104%** |

\* *including administration and other expenses.*

\*\* *World Gold Council Standard, excludes stockpiles written off.*

## CORPORATE UPDATE

Addressing the underperformance at Obuasi remains a key objective for AngloGold Ashanti. The restructuring and repositioning of the Obuasi mine, which is subject to a number of consents, is likely to result in a substantial reduction in the mine's existing operations and significant work force redundancies (which we currently estimate at approximately $220m). Fundamental changes aimed at systemically addressing legacies, infrastructure, development constraints and cash outflows are being implemented. This work includes initiatives to reduce the footprint of the operation and consolidate infrastructure, lower operating costs by introducing a mechanised mining approach in the future, together with the refurbishment and automation of the processing plant.  AngloGold Ashanti is also considering other strategic alternatives for its Ghana business.

## UPDATE ON CAPITAL PROJECTS

At the **Kibali project**, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), steady production ramp-up progress is being made by Randgold Resources.  The development work on the twin declines is progressing well with a total of 1,656 lateral metres achieved this quarter, exceeding plans by 12.5%. The major equipment on the sulphide circuit has been commissioned. The focus for the next quarter is the completion and handover of the metallurgical plant and the commissioning of the Nzoro hydro power station. The vertical shaft also continues to make good progress and is currently 5% ahead of plan. The vertical shaft depth at the end of March was 416.5m. Attributable production for the 2014 year is expected to be between 251,000oz and 269,00oz at total cash cost of $488/oz-$520/oz. The mineral resources and ore reserves are 10.0Moz and 5.2Moz, respectively.

In the Americas, the **Mine Life Extension project at CC&V** (approved cost over 5 years $585m) is progressing in line with expectations. The mill schedule is expected for commissioning/production ramp up in the fourth quarter of 2014, with full production in 2016. The valley heap leach facility (VLF) and associated gold recovery plant is on schedule to commission mid-2016. The planned VLF2/ADR2 schedule is as follows:

• 2014: complete lining the pregnant solution pond area (triple lined area) and start filling the area for the ADR2 (the gold recovery plant) platform.

• 2015: complete the ADR2 pad, construct the ADR2 plant (the gold recovery plant), and start loading ore on the first phase VLF2.

• 2016: commission ADR2/VLF2 and start gold production.

As of 31 March 2014, overall project progress is 40% complete. The mill is largely on schedule to commission and we expect first gold production in the fourth quarter of 2014. Overall construction of the mill is 65% complete. To help facilitate the construction completion schedule, additional man-shifts, including nights and weekends, have been added to the work schedule. Mill concrete construction is 73% complete with 8.4k cubic-yards of concrete poured. A total of 1,150 tons of steel has been erected, which represents 35% of the total steel planned. Capex for this project is estimated at $585m with $234m having already been spent to date. The mineral resources and ore reserves are 10.8Moz and 4.7Moz respectively.


**UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW**

**Cost optimisation and portfolio review:** A process remains underway to improve efficiency across the business, to identify long-term savings in the company's direct and indirect cost base and to optimise capital expenditure. The previously announced Project 500 initiatives remain on track with the goal to realise approximately $500m of cost savings by the end of the year. Achievements resulting from these initiatives include:

• In the South Africa region, savings of $56m were achieved during the first quarter through the deferment of capital expenditure, labour and contractor reductions, a decrease in consumables, the implementation of service optimisation strategies and a critical review of commodity as well as services related contracts.

• Contract mining rates at Siguiri and Sadiola were reduced by between 16% and 14%, delivering an annual saving of $15m.

• Negotiated a 32% lower Cyanide price for our West African operations, for an annual saving of roughly $10.5m. In addition, improved Cyanide control systems have further lowered costs at various sites, including Iduapriem, which has cut usage by 30%.

• The number of global expatriates on mine sites has been reduced resulting in a saving of more than $10m at the end of March 2014.

• Consumable stores inventory in Continental Africa has been reduced by $52m since July 2013.

• Sunrise Dam has improved Jumbo development rates from 330m to 420m per month, coupled with a 10% improvement in trucking productivities over the same period. This has allowed the mine to demobilise two trucks and one loader, reducing monthly fixed costs by about A$195,000 and reducing quarter-on-quarter variable unit rates by A$300,000.


**SA LABOUR UPDATE**

The two-year wage agreement which was concluded in September 2013 was implemented and backdated to 1 July 2013. AMCU voluntarily participated in the negotiations but has not yet signed the wage agreement.

However, the wage agreement was extended to all employees regardless of their respective union affiliations and as a result the AMCU members have all benefited from the resulting wage increase.

On 30 January 2014, the Labour Court declared a threatened AMCU strike unprotected, with an interim interdict for any possible strike. AMCU has since applied for a court hearing on a constitutional point which will be heard on 5 June 2014. The current interdict remains in place until the matter is finalised in the Labour Court.

**TECHNOLOGY AND INNOVATION UPDATE**

During the first quarter, the Technology Innovation Consortium has continued to make considerable progress in prototype development pertaining to certain key technologies that seek to establish the base for a safe, automated mining method intended for selective use at AngloGold Ashanti's deep-level underground mining operations in South Africa.

Although achieving good results in several of the drilling aspects (skin-to-skin), the challenge to mine "All the Gold" with no dilution remains. In this respect, work is currently focused on drilling an overlapping hole configuration.
Progress on various aspects of the Tau Tona project are as follows:

**Reef Boring (Stoping):** In the first quarter, four single-pass (660mm) holes were drilled. In line with our efforts to test and extract all the gold, holes 18, 19 and 20 have been drilled directly adjacent to ('skin-to-skin') previously drilled and backfilled holes. The overall results proved to be successful and the data gathered together with the knowledge of the ground conditions will be applied to enhance drilling of new holes. In addition, the production drilling sequence is also being tested and the results obtained will be applied to the production site once drilling commences. Hole 21 was drilled as the first hole in this sequence.

**Site Equipping:** Site equipping, opening up and development of the 2014 production sites is progressing according to schedule. The first production site at TauTona mine will go live in the second quarter, followed by a site at Great Noligwa and a second site at TauTona, during the second quarter.

Potential drilling sites for 2015 production have been identified. Labour recruitment, development and equipping are in progress.

**Machine Manufacturing:** The medium reef (width 40-80cm) Atlantis Mark 3 machine was delivered at the TauTona mine to align with the production start-up schedule in the second quarter. Machine manufacturing is continuing with the next machines to be delivered in accordance with the respective production start-up schedules at the other business units.

**Ultra High Strength Backfill (UHSB):** Construction of the underground backfill plant is in progress and is on schedule to coincide with the start-up of the first production site in the second quarter at TauTona mine. A replica of the underground production site mixers have been constructed on surface to confirm the mixing cycles and also to gather information to automate the underground plant to ensure operational readiness.

**Ore body Knowledge and Exploration:** Trial 4, aimed at achieving a hole depth of 150m at 8m/hr, was completed during the quarter and a total of 5 holes were drilled. The results obtained were promising as they reached the required depth and speed. Surveying of the holes has commenced where the Gyro will be tested for hole deflection, the camera for geological structure and lastly the Gamma for reef intersection.

The strategy for the second quarter of 2014 is to test a different drilling technique (rotary percussion drilling) using the same drilling system with the aim to compare the speed and accuracy of results. In the latter part of the year, we expect the team will continue with reverse circulation tests incorporating a new high pressure compressor with the objective of achieving a hole depth of 300m at 8m/hr.

**SAFETY**

The All-Injury Frequency Rate (AIFR) improved 3% compared to the first quarter of 2013. The safety focus continues on Major Hazard Management through identification and monitoring of critical controls and High Potential Incidents (HPIs) with a view of enhancing organisational learning and institutionalising change in order to improve our safety record progress going forward. Given that the occurrence of HPIs in the past correlates with fatal incidents experienced by the business, they used as learning opportunities to prevent future occurrences.

Kopanang made history on 10 March 2014 as it became the first AngloGold Ashanti mine in South Africa to achieve three million fatality-free shifts.

Tragically, however, two incidents resulted in three fatalities during the quarter. There was one fatality at the Mponeng project in South Africa, and two contractor employees lost their lives at a single incident at the Cuiabá mine in Brazil whilst renovating the vent shaft.

**OPERATING HIGHLIGHTS**

The **South African operations** produced 290,000oz during the first quarter at a total cash cost of $797/oz, compared to 327,000oz at a total cash cost of $896/oz, the same quarter a year ago. The region was negatively impacted by safety-related disruptions, which resulted in lost production of approximately 19,000oz, coupled with the slow ramp-up to production subsequent to the year-end break. The all-in sustaining costs for the region at $975/oz during the quarter reflects a 14% improvement compared to $1,129/oz during the same period a year ago. Overall performance of Ore Reserve Development (ORD) from the region was impacted during the quarter as a result of the stoppages, particularly at Mponeng and Kopanang.

At the West Wits operations, the first quarter performance was adversely affected by a continued increase in seismic activity and safety stoppages. Production for the first quarter was 128,000oz at total cash cost of $735/oz compared to 151,000oz at $845/oz achieved a year ago. The 13% decrease in cash costs for the West Wits operations is testimony to the vigorous cost optimisation measures that have been implemented. Mponeng reflected a 29% rise in yield compared to the same quarter last year as a result of targeting reduced stope-widths and reduced intake of waste tonnages, which increased overall grade.

Vaal River operations saw a decrease in production in the first quarter to 102,000oz at a total cash cost of $851/oz compared to the 114,000oz at a total cash cost of $1,014/oz a year ago. Kopanang was hardest hit as production was severely impacted by safety stoppages by the regulator on the back of engineering constraints and a power outage from the Eskom main substation. Moab Khotsong once again saw an increase in average recovered grade. This favourable yield was achieved through a reduction in dilution due to a decrease in stope width and higher average reef grade being mined. Despite the decline in production, costs were closely managed. Moab Khotsong was the lowest cost producer for the South African region at a total cash cost of $646/oz and all-in sustaining cost of $802/oz.

Production at Surface operations in the first quarter was 60,000oz at a total cash cost of $836/oz, compared to 63,000oz at $805/oz a year ago. The operations were negatively affected by severe rainfalls and load shedding by Eskom. Grades reflected minimal improvement specifically at Mine Waste Solutions where operations shifted to reclamation sites with lower gold recovery rates. Inclement weather conditions, logistical and safety challenges were encountered with the commissioning of the uranium circuit at Mine Waste Solutions, which will not only allow uranium production, but also improve gold recovery rates. The commissioning is now scheduled to be completed in the second quarter of 2014.

The **Continental Africa Region** production during the first quarter was 374,000oz at a total cash cost $808/oz, with production 36% higher than the same quarter last year (17% higher excluding Kibali). The all-in sustaining costs for the region were $1,042/oz.

In **Ghana**, Obuasi's production was 53,000oz at a total cash cost of $1,234/oz, compared to 49,000oz at a total cash cost of $1,742/oz a year ago reflecting an improvement in tonnage throughput. Operations during the quarter experienced extended power interruptions which limited access to higher grade areas. Total cash costs saw the benefit of cost savings, particularly on labour rationalisation.

Iduapriem's production was 45,000oz at a total cash cost of $716/oz, compared to 41,000oz a year ago. Total cash costs decreased by 32% to $716/oz compared to $1,052 in the same quarter a year ago, mainly due to lower volumes being mined and an increase in the processing of stockpiled ore.

At Geita, in **Tanzania**, production in the first quarter was 106,000oz compared to 66,000oz in the same quarter a year ago, when production was affected by the replacement of the SAG mill. While production was, however, impacted by downtime associated with SAG and Ball mill relining work, this work was done in less time than anticipated, allowing for strong reported tonnage throughput together with consistent high recovery and feed grade. Total cash costs at $631/oz benefited from lower mining contractor costs.

In the **Republic of Guinea**, Siguiri's production was 70,000oz  at a total cash cost of $800/oz compared to 62,000oz at $998/oz in the same quarter a year ago. The operation has achieved its ninth consecutive quarter of exceeding planned quarterly production targets as it continues to focus on improved planning to increase volumes and achieve further cost savings resulting from improved operating efficiencies.

In the **DRC**, Kibali's production was 51,000oz at a total cash cost of $538/oz. Production is 28% higher than the previous quarter as a result of a 51% increase in tonnage throughput as the operation continues to ramp up to capacity after commissioning in the previous quarter.

In the **Americas**, production during the first quarter was 236,000oz, at total cash cost of $668/oz compared to 234,000oz at a total cash costs of $668/oz a year ago. In **Brazil,** AngloGold Ashanti Mineração production was 94,000oz at a total cash cost of $619/oz in the first quarter of 2014 compared to 92,000oz at $689/oz in the same quarter a year ago. At Cuiabá, which is a part of the AngloGold Ashanti Mineração complex, higher grades helped to offset the lower tonnage rates that were a result of fleet availability constraints and disruptions following the fatal accident at the mine. Total cash costs benefited from lower cost of equipment maintenance and general expenses as a result of work associated with Project 500. Serra Grande maintained production at 32,000oz at a total cash cost of $799/oz compared to a year ago.

Production at Cripple Creek & Victor, in the **US**, was 52,000oz at a total cash costs of $699/oz compared to 55,000oz at total cash cost of $643/oz a year ago. The lower production and higher costs can be attributed to lower grades and a slight decrease in the strip ratio. Stockpiling continues at the operation with both leach grade and mill grade material, to ensure that production can commence at the mill as soon as it is online. Approximately 383k tons of ~0.06oz/t has been stockpiled year to date for the mill.

In **Argentina**, Cerro Vanguardia´s production was 58,000oz at total cash cost of $644/oz compared to 55,000oz at $583/oz in the same quarter a year ago. Costs at the operation have benefitted from lower service and maintenance costs and lower consumption of chemicals and other materials; however this was more than offset by lower by-product credits and an increase in local inflation.

The **Australasia** region produced 155,000oz at a total cash cost of $779/oz compared to 61,000oz at a total cash cost of $1,302/oz a year ago significantly benefitting from the Tropicana ramp-up. The all-in sustaining cost for the region was $929/oz. At Sunrise Dam, production was 71,000oz at a total cash cost of $1,066/oz compared to 61,000oz at $1,247/oz a year ago. The quarter experienced favourable mill throughput and recovery rates, with the mine now operating exclusively underground. A total of 168m of underground capital development and 2,347m of operational development were completed during the quarter. Four RC rigs were operating underground, producing positive results to support a large bulk-mining opportunity of approximately 3g/t, for 2014 and beyond; two stopes of approximately 200,000t and 175,000t were identified. The underground ore production for the month of March was 211,000t, surpassing 200,000t for the first time, whilst mill throughput averaged 10,156 t/day, with a recovery rate of 87.2%.

At Tropicana, despite wet weather conditions, production progressed well, delivering 84,000oz at a total cash cost of $495/oz. As planned, production was 27% higher than the 66,000oz produced in the previous quarter, with commensurate cost benefit. The processing plant achieved the commissioning ramp-up target

of 95% availability at design ore throughput levels within six months, as planned. Major rainfall flooded a portion of the mine access road during the quarter, but alternative road access was arranged without any loss of production. Tropicana is a joint venture between 70% AngloGold Ashanti and 30% Independence Group NL. Production for the first three years is expected to be between 470,000oz and 490,000oz. Total cash costs are estimated at between A$590/oz and A$630/oz. Mineral resources and ore reserves are 2.6Moz and 5.4Moz, respectively.

## EXPLORATION

Total expensed exploration and evaluation costs (including technology) during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $34m ($8m on Brownfield, $12m on Greenfield and $14m on pre-feasibility studies), compared with $92m during the same quarter the previous year. Greenfields exploration activities were undertaken in three countries; Australia, Colombia and Guinea, while minor work was also completed in Brazil.

In **Colombia**, exploration continued at the Nuevo Chaquiro target, Quebradona project, in joint venture with B2Gold (AngloGold Ashanti 86.2%). In January drilling was restarted with a single diamond drilling rig, continuing to deepen CHA-48 to a final depth of 1500m. A significant zone of mineralisation was intersected over 800m downhole with intense disseminations and veins of chalcopyrite associated with an early quartz diorite intrusive. Hole CHA-49 drilled in the opposite direction on another target intersected over 400m of less intense mineralisation. A second diamond rig has been mobilised to site to test the northwest extension of the mineralised zone intersected in hole CHA-48. Regional evaluations and reconnaissance continues on AGA's large tenement package in Colombia.

In **Australia**, airborne EM surveys were completed early in the first quarter at the Tropicana JV (AngloGold Ashanti 70%), the results of which have identified two priority bedrock conductors which will be followed up with ground EM and drilling. Further encouraging results were returned from the first pass diamond drilling at Madras prospect approximately 25km south of the Tropicana Gold Mine. Follow-up RC, diamond and aircore drilling programs are being designed for execution in the second quarter 2014. At the Nyngan JV (AngloGold Ashanti 70% of earnings), induced polarisation (IP) geophysical surveying was completed over a third target area during the quarter. Processing and interpretation of the IP results is now complete for the three targets surveyed to date. Access negotiations with local land owners continue ahead of planned ground geophysics (IP) scheduled for the second quarter.

In **South Africa**, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong Mine and three at Mponeng (WUDLs). Percussion drilling commenced for MZA10 and the hole is currently at 402m. This hole is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats.

At UD51, the long deflection design to intersect the VCR was completed and intersected thin VCR. Short deflection drilling has commenced. Redrill at UD59 has advanced to 2,349.8m and at UD60 to 1,412.7m. Pilot drilling (656m) has been completed at UD58 and site establishment has started with rigging commencing early in the next quarter.

In **Tanzania** at Geita Gold Mine drilling focused on infill drilling programs for Nyankanga Cut 8, Geita Hill West and Geita Hill East. A total of 6,292m were drilled. A series of very thick high grade intersection were obtained from Matandani area and work is ongoing to understand the full upside implications of these intersections.

In **Guinea**, exploration work continued in Blocks 2,3 and 4 (AngloGold Ashanti 85%) with 3,269m of reverse circulation drilling and 73.8 km of IP surveying completed at Kounkoun (Block 3) and 1,237m of reconnaissance diamond drilling completed at Kouremale (Block 4). At Kounkoun, drilling aimed to test the continuity of mineralisation between KK1 and KK2 along the turbidite/chlorite-magnetite-shale contact. The drilling in this KK1-KK2 Gap showed significant encouraging results. At Kouremale, drilling tested north-striking structural features delineated by IP and geochemical surveys. The results at Kouremale were disappointing and no further work will be required on those targets. Field work on Block 2 consisted of surface mapping of a newly discovered gold occurrence.

*Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).*

**OUTLOOK**

Gold production for the second quarter of 2014 is estimated at 1,020koz to 1,060koz. Total cash costs are estimated at between $830/oz to $865/oz at an average exchange rate of R10.64/$, BRL2.28/$, A$0.93/$ and AP8.15/$ and brent at $105/barrel.

Both production and cost estimates assume no labour interruptions, together with the ongoing successful ramp-up at Kibali and Tropicana, and no changes to asset portfolio / operating mines. Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014 and available on the SEC's homepage at http://www.sec.gov.

# Group **income statement**

| US Dollar million | Notes | Quarter ended March 2014 Reviewed | Quarter ended December 2013 Reviewed | Quarter ended March 2013 Reviewed | Year ended December 2013 Audited |
|---|---|---|---|---|---|
| **Revenue** | 2 | **1,359** | 1,474 | 1,518 | 5,708 |
| | | | | | |
| Gold income | 2 | **1,324** | 1,418 | 1,463 | 5,497 |
| Cost of sales | 3 | **(1,012)** | (1,042) | (1,029) | (4,146) |
| (Loss) gain on non-hedge derivatives and other commodity contracts | | **(16)** | 28 | - | 94 |
| **Gross profit** | | **296** | 404 | 434 | 1,445 |
| Corporate administration, marketing and other expenses | | **(25)** | (37) | (65) | (201) |
| Exploration and evaluation costs | | **(30)** | (41) | (79) | (255) |
| Other operating expenses | 4 | **(5)** | (1) | (1) | (19) |
| Special items | 5 | **(7)** | (90) | (25) | (3,410) |
| **Operating profit (loss)** | | **229** | 235 | 264 | (2,440) |
| Dividends received | 2 | **-** | - | 5 | 5 |
| Interest received | 2 | **6** | 15 | 6 | 39 |
| Exchange (loss) gain | | **(6)** | 4 | (4) | 14 |
| Finance costs and unwinding of obligations | 6 | **(71)** | (75) | (64) | (296) |
| Fair value adjustment on $1.25bn bonds | | **(70)** | (12) | - | (58) |
| Fair value adjustment on option component of convertible bonds | | **-** | - | 9 | 9 |
| Fair value adjustment on mandatory convertible bonds | | **-** | - | 137 | 356 |
| Share of associates and joint ventures' profit (loss) | 7 | **19** | 4 | (7) | (162) |
| **Profit (loss) before taxation** | | **107** | 171 | 346 | (2,533) |
| Taxation | 8 | **(62)** | (426) | (98) | 333 |
| **Profit (loss) for the period** | | **45** | (255) | 248 | (2,200) |
| | | | | | |
| Allocated as follows: | | | | | |
| Equity shareholders | | **39** | (305) | 239 | (2,230) |
| Non-controlling interests | | **6** | 50 | 9 | 30 |
| | | **45** | (255) | 248 | (2,200) |
| | | | | | |
| Basic earnings (loss) per ordinary share (cents) [1] | | **10** | (75) | 62 | (568) |
| Diluted earnings (loss) per ordinary share (cents) [2] | | **10** | (75) | 27 | (631) |

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*

The reviewed financial statements for the three months ended 31 March 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer.  This process was supervised by Mr Richard Duffy, the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter ended 31 March 2014 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.  A copy of their unmodified review report is available for inspection at the company's head office.

# Group **statement of comprehensive income**

| US Dollar million | Quarter ended March 2014 | Quarter ended December 2013 | Quarter ended March 2013 | Year ended December 2013 |
|---|---|---|---|---|
| | Reviewed | Reviewed | Reviewed | Audited |
| **Profit (loss) for the period** | **45** | (255) | 248 | (2,200) |
| **Items that will be reclassified subsequently to profit or loss:** | | | | |
| Exchange differences on translation of foreign operations | **(8)** | (85) | (149) | (433) |
| Share of associates and joint ventures other comprehensive income | **1** | - | - | - |
| Net gain (loss) on available-for-sale financial assets | **9** | - | (14) | (23) |
| Release on impairment of available-for-sale financial assets (note 5) | **-** | 1 | 12 | 30 |
| Release on disposal of available-for-sale financial assets | **-** | - | - | (1) |
| Cash flow hedges | **-** | 1 | - | 1 |
| Deferred taxation thereon | **(4)** | - | 2 | 2 |
| | **5** | 2 | - | 9 |
| **Items that will not be reclassified subsequently to profit or loss:** | | | | |
| Actuarial gain recognised | **10** | 52 | - | 69 |
| Deferred taxation thereon | **(2)** | (15) | - | (20) |
| | **8** | 37 | - | 49 |
| **Other comprehensive income (loss) for the period, net of tax** | **6** | (46) | (149) | (375) |
| **Total comprehensive income (loss) for the period, net of tax** | **51** | (301) | 99 | (2,575) |
| Allocated as follows: | | | | |
| Equity shareholders | **45** | (351) | 90 | (2,605) |
| Non-controlling interests | **6** | 50 | 9 | 30 |
| | **51** | (301) | 99 | (2,575) |

*Rounding of figures may result in computational discrepancies.*

# Group **statement of financial position**

| US Dollar million | Notes | As at March 2014 Reviewed | As at December 2013 Audited | As at March 2013 Reviewed |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Tangible assets | | **4,885** | 4,815 | 7,743 |
| Intangible assets | | **269** | 267 | 321 |
| Investments in associates and joint ventures | | **1,391** | 1,327 | 1,172 |
| Other investments | | **141** | 131 | 147 |
| Inventories | | **617** | 586 | 647 |
| Trade and other receivables | | **25** | 29 | 48 |
| Deferred taxation | | **169** | 177 | 93 |
| Cash restricted for use | | **37** | 31 | 29 |
| Other non-current assets | | **50** | 41 | 7 |
| | | **7,584** | 7,404 | 10,207 |
| **Current assets** | | | | |
| Other investments | | **1** | 1 | - |
| Inventories | | **1,016** | 1,053 | 1,196 |
| Trade and other receivables | | **380** | 369 | 466 |
| Cash restricted for use | | **14** | 46 | 34 |
| Cash and cash equivalents | | **525** | 648 | 680 |
| | | **1,936** | 2,117 | 2,376 |
| Non-current assets held for sale | 15 | **158** | 153 | - |
| | | **2,094** | 2,270 | 2,376 |
| **TOTAL ASSETS** | | **9,678** | 9,674 | 12,583 |
| **EQUITY AND LIABILITIES** | | | | |
| Share capital and premium | 11 | **7,024** | 7,006 | 6,752 |
| Accumulated losses and other reserves | | **(3,884)** | (3,927) | (1,204) |
| Shareholders' equity | | **3,140** | 3,079 | 5,548 |
| Non-controlling interests | | **35** | 28 | 21 |
| **Total equity** | | **3,175** | 3,107 | 5,569 |
| **Non-current liabilities** | | | | |
| Borrowings | | **3,569** | 3,633 | 2,844 |
| Environmental rehabilitation and other provisions | | **1,013** | 963 | 1,174 |
| Provision for pension and post-retirement benefits | | **152** | 152 | 205 |
| Trade, other payables and deferred income | | **14** | 4 | 2 |
| Derivatives | | **-** | - | 1 |
| Deferred taxation | | **579** | 579 | 1,063 |
| | | **5,327** | 5,331 | 5,289 |
| **Current liabilities** | | | | |
| Borrowings | | **235** | 258 | 662 |
| Trade, other payables and deferred income | | **793** | 820 | 929 |
| Bank overdraft | | **22** | 20 | - |
| Taxation | | **67** | 81 | 134 |
| | | **1,117** | 1,179 | 1,725 |
| Non-current liabilities held for sale | 15 | **59** | 57 | - |
| | | **1,176** | 1,236 | 1,725 |
| **Total liabilities** | | **6,503** | 6,567 | 7,014 |
| **TOTAL EQUITY AND LIABILITIES** | | **9,678** | 9,674 | 12,583 |

*Rounding of figures may result in computational discrepancies.*

# Group **statement of cash flows**

| US Dollar million | Quarter ended March 2014 | Quarter ended December 2013 | Quarter ended March 2013 | Year ended December 2013 |
|---|---|---|---|---|
| | Reviewed | Reviewed | Reviewed | Audited |
| **Cash flows from operating activities** | | | | |
| Receipts from customers | **1,288** | 1,479 | 1,492 | 5,709 |
| Payments to suppliers and employees | **(905)** | (1,039) | (1,084) | (4,317) |
| Cash generated from operations | **383** | 440 | 408 | 1,392 |
| Dividends received from joint ventures | **-** | - | 8 | 18 |
| Taxation refund | **37** | 22 | - | 23 |
| Taxation paid | **(70)** | (31) | (60) | (187) |
| Net cash inflow from operating activities | **350** | 431 | 356 | 1,246 |
| | | | | |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | **(220)** | (372) | (384) | (1,501) |
| Interest capitalised and paid | **-** | - | (4) | (5) |
| Expenditure on intangible assets | **-** | (17) | (13) | (68) |
| Proceeds from disposal of tangible assets | **-** | 2 | - | 10 |
| Other investments acquired | **(26)** | (18) | (32) | (91) |
| Proceeds from disposal of other investments | **24** | 15 | 27 | 81 |
| Investments in associates and joint ventures | **(40)** | (78) | (150) | (472) |
| Proceeds from disposal of associates and joint ventures | **-** | - | 5 | 6 |
| Loans advanced to associates and joint ventures | **(4)** | (14) | - | (41) |
| Loans repaid by associates and joint ventures | **-** | - | - | 33 |
| Dividends received | **-** | - | 5 | 5 |
| Proceeds from disposal of subsidiary | **-** | - | 1 | 2 |
| Reclassification of cash balances to held for sale assets | **(1)** | 3 | - | (2) |
| Decrease (increase) in cash restricted for use | **26** | (13) | - | (20) |
| Interest received | **4** | 10 | 4 | 23 |
| Net cash outflow from investing activities | **(237)** | (482) | (541) | (2,040) |
| | | | | |
| **Cash flows from financing activities** | | | | |
| Proceeds from borrowings | **15** | 238 | 146 | 2,344 |
| Repayment of borrowings | **(171)** | (260) | (95) | (1,486) |
| Finance costs paid | **(81)** | (42) | (37) | (200) |
| Revolving credit facility and bond transaction costs | **-** | (2) | (5) | (36) |
| Dividends paid | **-** | (11) | (26) | (62) |
| Net cash (outflow) inflow from financing activities | **(237)** | (77) | (17) | 560 |
| | | | | |
| **Net decrease in cash and cash equivalents** | **(124)** | (128) | (202) | (234) |
| Translation | **(1)** | (5) | (10) | (30) |
| Cash and cash equivalents at beginning of period | **628** | 761 | 892 | 892 |
| Cash and cash equivalents at end of period [(1)] | **503** | 628 | 680 | 628 |
| | | | | |
| **Cash generated from operations** | | | | |
| Profit (loss) before taxation | **107** | 171 | 346 | (2,533) |
| Adjusted for: | | | | |
| Movement on non-hedge derivatives and other commodity contracts | **16** | (28) | - | (94) |
| Amortisation of tangible assets | **175** | 202 | 213 | 775 |
| Finance costs and unwinding of obligations | **71** | 75 | 64 | 296 |
| Environmental, rehabilitation and other expenditure | **8** | (37) | (8) | (66) |
| Special items | **6** | 88 | 30 | 3,399 |
| Amortisation of intangible assets | **9** | 9 | 2 | 24 |
| Fair value adjustment on $1.25bn bonds | **70** | 12 | - | 58 |
| Fair value adjustment on option component of convertible bonds | **-** | - | (9) | (9) |
| Fair value adjustment on mandatory convertible bonds | **-** | - | (137) | (356) |
| Interest received | **(6)** | (15) | (6) | (39) |
| Share of associates and joint ventures' (profit) loss | **(19)** | (4) | 7 | 162 |
| Other non-cash movements | **13** | 7 | 4 | 25 |
| Movements in working capital | **(67)** | (40) | (98) | (250) |
| | **383** | 440 | 408 | 1,392 |
| | | | | |
| **Movements in working capital** | | | | |
| Increase in inventories | **(10)** | (26) | (39) | (142) |
| (Increase) decrease in trade and other receivables | **(36)** | 20 | 18 | 69 |
| Decrease in trade, other payables and deferred income | **(21)** | (34) | (77) | (177) |
| | **(67)** | (40) | (98) | (250) |

[(1)] The cash and cash equivalents balance at 31 March 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $22m (31 December 2013 : $20m)

*Rounding of figures may result in computational discrepancies.*

# Group **statement of changes in equity**

| US Dollar million | Share capital and premium | Other capital reserves | Accumulated losses | Cash flow hedge reserve | Available for sale reserve | Actuarial (losses) gains | Foreign currency translation reserve | Total | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Equity holders of the parent | | | | | | |
| **Balance at 31 December 2012** | 6,742 | 177 | (806) | (2) | 13 | (89) | (562) | 5,473 | 21 | 5,494 |
| Profit for the period | | | 239 | | | | | 239 | 9 | 248 |
| Other comprehensive loss | | | | | | | (149) | (149) | | (149) |
| Total comprehensive income (loss) | - | - | 239 | - | - | - | (149) | 90 | 9 | 99 |
| Shares issued | 10 | | | | | | | 10 | | 10 |
| Share-based payment for share awards net of exercised | | (4) | | | | | | (4) | | (4) |
| Dividends paid | | | (21) | | | | | (21) | | (21) |
| Dividends of subsidiaries | | | | | | | | - | (9) | (9) |
| Translation | | (11) | 5 | | (1) | 7 | | - | | - |
| **Balance at 31 March 2013** | 6,752 | 162 | (583) | (2) | 12 | (82) | (711) | 5,548 | 21 | 5,569 |
| | | | | | | | | | | |
| **Balance at 31 December 2013** | 7,006 | 136 | (3,061) | (1) | 18 | (25) | (994) | 3,079 | 28 | 3,107 |
| Profit for the period | | | 39 | | | | | 39 | 6 | 45 |
| Other comprehensive income (loss) | | 1 | | | 5 | 8 | (8) | 6 | | 6 |
| Total comprehensive income (loss) | - | 1 | 39 | - | 5 | 8 | (8) | 45 | 6 | 51 |
| Shares issued | 18 | | | | | | | 18 | | 18 |
| Share-based payment for share awards net of exercised | | (2) | | | | | | (2) | | (2) |
| Translation | | 1 | (2) | | | | | (1) | 1 | - |
| **Balance at 31 March 2014** | 7,024 | 136 | (3,024) | (1) | 23 | (17) | (1,002) | 3,140 | 35 | 3,175 |

*Rounding of figures may result in computational discrepancies.*

# **Segmental** reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| **Gold income** | | | | |
| South Africa | 372 | 428 | 507 | 1,810 |
| Continental Africa | 532 | 568 | 535 | 2,111 |
| Australasia | 215 | 192 | 94 | 441 |
| Americas | 310 | 335 | 395 | 1,425 |
| | 1,429 | 1,523 | 1,532 | 5,787 |
| Equity-accounted investments included above | (105) | (105) | (69) | (290) |
| | 1,324 | 1,418 | 1,463 | 5,497 |
| **Gross profit (loss)** | | | | |
| South Africa | 44 | 134 | 154 | 510 |
| Continental Africa | 119 | 117 | 129 | 475 |
| Australasia | 59 | 30 | 3 | (9) |
| Americas | 92 | 125 | 177 | 516 |
| Corporate and other | (1) | 5 | (5) | - |
| | 313 | 410 | 457 | 1,492 |
| Equity-accounted investments included above | (17) | (6) | (23) | (47) |
| | 296 | 404 | 434 | 1,445 |
| **Capital expenditure** | | | | |
| South Africa | 51 | 112 | 101 | 451 |
| Continental Africa | 127 | 212 | 208 | 839 |
| Australasia | 27 | 35 | 101 | 285 |
| Americas | 69 | 116 | 98 | 410 |
| Corporate and other | - | 2 | 4 | 8 |
| | 274 | 477 | 512 | 1,993 |
| Equity-accounted investments included above | (53) | (94) | (97) | (411) |
| | 221 | 383 | 415 | 1,582 |

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | oz (000) | | | |
| **Gold production** | | | | |
| South Africa | 290 | 339 | 327 | 1,302 |
| Continental Africa | 374 | 460 | 276 | 1,460 |
| Australasia | 155 | 169 | 61 | 342 |
| Americas | 236 | 262 | 234 | 1,001 |
| | 1,055 | 1,229 | 899 | 4,105 |

| | As at Mar 2014 | As at Dec 2013 | As at Mar 2013 |
|---|---|---|---|
| | Reviewed | Audited | Reviewed |
| | US Dollar million | | |
| **Total assets** [1] | | | |
| South Africa | 2,311 | 2,325 | 2,841 |
| Continental Africa | 3,478 | 3,391 | 5,092 |
| Australasia | 1,059 | 1,108 | 1,143 |
| Americas | 2,263 | 2,203 | 2,880 |
| Corporate and other | 567 | 647 | 627 |
| | 9,678 | 9,674 | 12,583 |

[1] During the 2013 year, pre tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).

*Rounding of figures may result in computational discrepancies.*

# Notes
## for the quarter ended 31 March 2014

### 1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014 (note 14).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2014.

### 2. Revenue

|  | Quarter ended | | | Year ended |
|---|---|---|---|---|
|  | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|  | Reviewed | Reviewed | Reviewed | Audited |
|  | US Dollar million | | | |
| Gold income | **1,324** | 1,418 | 1,463 | 5,497 |
| By-products (note 3) | **29** | 39 | 34 | 149 |
| Dividends received | **-** | - | 5 | 5 |
| Royalties received (note 5) | **1** | 1 | 10 | 18 |
| Interest received | **6** | 15 | 6 | 39 |
|  | **1,359** | 1,474 | 1,518 | 5,708 |

### 3. Cost of sales

|  | Quarter ended | | | Year ended |
|---|---|---|---|---|
|  | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|  | Reviewed | Reviewed | Reviewed | Audited |
|  | US Dollar million | | | |
| Cash operating costs | **762** | 858 | 785 | 3,274 |
| By-products revenue (note 2) | **(29)** | (39) | (34) | (149) |
|  | **733** | 819 | 751 | 3,125 |
| Royalties | **37** | 32 | 37 | 129 |
| Other cash costs | **8** | 10 | 9 | 43 |
| Total cash costs | **778** | 861 | 797 | 3,297 |
| Retrenchment costs | **6** | 16 | 6 | 69 |
| Rehabilitation and other non-cash costs | **22** | (11) | 11 | 18 |
| Production costs | **806** | 866 | 814 | 3,384 |
| Amortisation of tangible assets | **175** | 202 | 213 | 775 |
| Amortisation of intangible assets | **9** | 9 | 2 | 24 |
| Total production costs | **990** | 1,077 | 1,029 | 4,183 |
| Inventory change | **22** | (35) | - | (37) |
|  | **1,012** | 1,042 | 1,029 | 4,146 |

### 4. Other operating expenses

|  | Quarter ended | | | Year ended |
|---|---|---|---|---|
|  | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|  | Reviewed | Reviewed | Reviewed | Audited |
|  | US Dollar million | | | |
| Pension and medical defined benefit provisions | **2** | (1) | 4 | 14 |
| Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations | **3** | 2 | (3) | 5 |
|  | **5** | 1 | 1 | 19 |

*Rounding of figures may result in computational discrepancies.*

## 5. Special items

| | Quarter ended | | | Year ended |
| --- | --- | --- | --- | --- |
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9) | - | 36 | 1 | 3,029 |
| Impairment of other investments (note 9) | - | 1 | 12 | 30 |
| Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9) | 2 | - | 1 | (2) |
| Royalties received (note 2) | (1) | (1) | (10) | (18) |
| Indirect tax expenses and legal claims | - | 7 | 3 | 43 |
| Inventory write-off due to fire at Geita | - | - | 14 | 14 |
| Insurance proceeds on Geita claim | - | (13) | - | (13) |
| Legal fees and other costs related to contract termination and settlement costs | 6 | 16 | 4 | 19 |
| Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments | - | 38 | - | 216 |
| Retrenchment and related costs | - | 4 | - | 24 |
| Write-off of a loan | - | - | - | 7 |
| Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bond and standby facility | - | 2 | - | 61 |
| | 7 | 90 | 25 | 3,410 |

**For the quarter ended 31 March 2014, no asset impairments were recognised. During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:**

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses were recognised during 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.

The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

| | Goodwill impairment | Tangible asset impairment | Intangible asset impairment | Asset derecognition[1] | Investments in equity-accounted associates and joint ventures impairment | Inventory write-down and other stockpile adjustments | Pre-tax sub total | Taxation thereon | Post-tax total |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | US Dollar million | | | | | | | | |
| South Africa | - | 308 | - | 3 | - | 1 | 312 | (86) | 226 |
| Continental Africa | - | 1,651 | 20 | 105 | 179 | 200 | 2,155 | (564) | 1,591 |
| Americas | 15 | 910 | 16 | 1 | - | 15 | 957 | (333) | 624 |
| Corporate and other | - | - | - | - | 16 | - | 16 | - | 16 |
| | 15 | 2,869 | 36 | 109 | 195 | 216 | 3,440 | (983) | 2,457 |

[1] The Mongbwalu project in the Democratic Republic of the Congo was discontinued.

**Impairment calculation assumptions as at 31 December 2013 – goodwill, tangible and intangible assets**

Management assumptions for the value in use of tangible assets and goodwill include:
- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,269/oz (2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:
- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- In determining the impairment, the real pre-tax rate, per cash generating unit ranged from 6.21% to 18.07% which was derived from the group's weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012. At 31 December 2013, the group WACC was 7.30% (real post-tax) which is 204 basis points higher than in 2012 of 5.26%, and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and Continental Africa region;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

*Rounding of figures may result in computational discrepancies.*

**Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures**

The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results. Included in share of equity-accounted investments' loss of $162m for the year ended 31 December 2013 is an impairment of $195m and an impairment reversal of $31m.

**Net realisable value calculation assumptions as at 31 December 2013 – Inventory**

Impairments of $178m were raised at 30 June 2013 to net realisable value based on a spot price of $1,200. Additional impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.

### 6. Finance costs and unwinding of obligations

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| Finance costs | 64 | 67 | 49 | 247 |
| Unwinding of obligations, accretion of convertible bonds and other discounts | 7 | 8 | 15 | 49 |
| | 71 | 75 | 64 | 296 |

### 7. Share of associates and joint ventures' profit (loss)

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| Revenue | 117 | 117 | 80 | 334 |
| Operating costs, special items and other expenses | (99) | (111) | (71) | (315) |
| Net interest received | 2 | 1 | - | 4 |
| Profit before taxation | 20 | 7 | 9 | 23 |
| Taxation | (1) | (2) | (9) | (21) |
| Profit after taxation | 19 | 5 | - | 2 |
| Net impairment of investments in associates and joint ventures (note 9) | - | (1) | (7) | (164) |
| | 19 | 4 | (7) | (162) |

### 8. Taxation

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| **South African taxation** | | | | |
| Mining tax | 14 | 1 | 17 | 7 |
| Non-mining tax | (3) | - | - | 1 |
| Prior year over provision | (2) | (25) | (1) | (26) |
| **Deferred taxation** | | | | |
| Temporary differences | (20) | 13 | 10 | (39) |
| Unrealised non-hedge derivatives and other commodity contracts | (4) | 8 | - | 25 |
| | (15) | (3) | 25 | (32) |
| | | | | |
| **Foreign taxation** | | | | |
| Normal taxation | 46 | 96 | 54 | 160 |
| Prior year over provision | (3) | - | - | (8) |
| **Deferred taxation**[(1)] | | | | |
| Temporary differences | 33 | 333 | 17 | (453) |
| | 77 | 429 | 72 | (301) |
| | | | | |
| | 62 | 426 | 98 | (333) |

[(1)] Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-down of inventories of $68m. In addition, in quarter four of 2013, deferred tax assets of $270m and $60m were derecognised in Obuasi and CC&V respectively.

## 9. Headline earnings (loss)

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| | US Dollar million | | | |
| The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings: | | | | |
| Profit (loss) attributable to equity shareholders | 39 | (305) | 239 | (2,230) |
| Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5) | - | 36 | 1 | 3,029 |
| Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5) | 2 | - | 1 | (2) |
| Impairment of other investments (note 5) | - | 1 | 12 | 30 |
| Net impairment of investments in associates and joint ventures (note 7) | - | 1 | 7 | 164 |
| Special items of associates and joint ventures | - | 2 | - | 2 |
| Taxation - current portion | - | 1 | - | - |
| Taxation - deferred portion | (3) | (12) | (1) | (915) |
| | 38 | (276) | 259 | 78 |
| | | | | |
| Headline earnings (loss) per ordinary share (cents) [1] | 9 | (68) | 67 | 20 |
| Diluted headline earnings (loss) per ordinary share (cents) | 9 | (68) | 32 | (62) |

[1] Calculated on the basic weighted average number of ordinary shares.

## 10. Number of shares

| | Quarter ended | | | Year ended |
|---|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| | Reviewed | Reviewed | Reviewed | Audited |
| Authorised number of shares: | | | | |
| Ordinary shares of 25 SA cents each | 600,000,000 | 600,000,000 | 600,000,000 | 600,000,000 |
| E ordinary shares of 25 SA cents each | 4,280,000 | 4,280,000 | 4,280,000 | 4,280,000 |
| A redeemable preference shares of 50 SA cents each | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares of 1 SA cent each | 5,000,000 | 5,000,000 | 5,000,000 | 5,000,000 |
| | | | | |
| Issued and fully paid number of shares: | | | | |
| Ordinary shares in issue | 403,087,362 | 402,628,406 | 383,626,668 | 402,628,406 |
| E ordinary shares in issue | 697,896 | 712,006 | 1,610,376 | 712,006 |
| Total ordinary shares: | 403,785,258 | 403,340,412 | 385,237,044 | 403,340,412 |
| A redeemable preference shares | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares | 778,896 | 778,896 | 778,896 | 778,896 |

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

| | | | | |
|---|---|---|---|---|
| Ordinary shares | 402,785,093 | 402,462,266 | 383,423,554 | 389,184,639 |
| E ordinary shares | 704,108 | 1,062,510 | 1,613,092 | 1,460,705 |
| Fully vested options | 2,477,845 | 1,477,629 | 2,038,229 | 1,979,920 |
| Weighted average number of shares | 405,967,046 | 405,002,405 | 387,074,875 | 392,625,264 |
| Dilutive potential of share options | 1,185,208 | - | 1,210,482 | - |
| Dilutive potential of convertible bonds | - | - | 18,140,000 | 12,921,644 |
| Diluted number of ordinary shares | 407,152,254 | 405,002,405 | 406,425,357 | 405,546,908 |

## 11. Share capital and premium

| | As at | | |
|---|---|---|---|
| | Mar 2014 | Dec 2013 | Mar 2013 |
| | Reviewed | Audited | Reviewed |
| | US Dollar Million | | |
| Balance at beginning of period | 7,074 | 6,821 | 6,821 |
| Ordinary shares issued | 13 | 259 | 11 |
| E ordinary shares issued and cancelled | - | (6) | - |
| Sub-total | 7,087 | 7,074 | 6,832 |
| Redeemable preference shares held within the group | (53) | (53) | (53) |
| Ordinary shares held within the group | - | (6) | (11) |
| E ordinary shares held within the group | (10) | (9) | (16) |
| Balance at end of period | 7,024 | 7,006 | 6,752 |

*Rounding of figures may result in computational discrepancies.*

## 12. Exchange rates

| | Mar 2014 Unaudited | Dec 2013 Unaudited | Mar 2013 Unaudited |
|---|---|---|---|
| ZAR/USD average for the year to date | **10.82** | 9.62 | 8.91 |
| ZAR/USD average for the quarter | **10.82** | 10.12 | 8.91 |
| ZAR/USD closing | **10.52** | 10.45 | 9.21 |
| AUD/USD average for the year to date | **1.12** | 1.03 | 0.96 |
| AUD/USD average for the quarter | **1.12** | 1.08 | 0.96 |
| AUD/USD closing | **1.08** | 1.12 | 0.96 |
| BRL/USD average for the year to date | **2.36** | 2.16 | 2.00 |
| BRL/USD average for the quarter | **2.36** | 2.27 | 2.00 |
| BRL/USD closing | **2.26** | 2.34 | 2.01 |
| ARS/USD average for the year to date | **7.60** | 5.48 | 5.01 |
| ARS/USD average for the quarter | **7.60** | 6.07 | 5.01 |
| ARS/USD closing | **8.00** | 6.52 | 5.12 |

## 13. Capital commitments

| | Mar 2014 Reviewed | Dec 2013 Audited | Mar 2013 Reviewed |
|---|---|---|---|
| | US Dollar Million | | |
| Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1] | **379** | 437 | 1,210 |

[1] Includes capital commitments relating to associates and joint ventures.

*Rounding of figures may result in computational discrepancies.*

### Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

## 14. Change in accounting policies

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 January 2014:

| | |
|---|---|
| IFRS 10, IFRS 12 and IAS 27 | Amendment – Exception from consolidation for "investment entities" |
| IAS 32 | Amendment – Financial Instruments: Presentation, offsetting financial assets and financial liabilities |
| IAS 39 | Amendment – Financial instruments, Recognition and measurement novation of derivatives and continuation of hedge accounting |
| IFRIC 21 | Levies |

## 15. Non-current assets and liabilities held for sale

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account Navachab's net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter.

The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

## 16. Financial risk management activities

### Borrowings

The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

| | Mar 2014 Reviewed | As at Dec 2013 Audited | Mar 2013 Reviewed |
|---|---|---|---|
| Carrying amount | **3,804** | 3,891 | 3,506 |
| Fair value | **3,743** | 3,704 | 3,648 |

### Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of the convertible bonds:

| | | Quarter ended Mar 2014 | Quarter ended Dec 2013 | Quarter ended Mar 2013 |
|---|---|---|---|---|
| Market quoted bond price | % | - | - | 101.6 |
| Fair value of bonds excluding conversion feature | % | - | - | 101.6 |
| Fair value of conversion feature | % | - | - | - |
| Total issued bond value | $m | - | - | 732.5 |

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

| US Dollar million | Assets non-hedge accounted March 2014 | Liabilities non-hedge accounted March 2014 | Assets non-hedge accounted December 2013 | Liabilities non-hedge accounted December 2013 | Assets non-hedge accounted March 2013 | Liabilities non-hedge accounted March 2013 |
|---|---|---|---|---|---|---|
| Embedded derivatives | - | - | - | - | - | (1) |
| Option component of convertible bonds | - | - | - | - | - | - |
| **Total derivatives** | **-** | **-** | **-** | **-** | **-** | **(1)** |

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

### Type of instrument

| US Dollar million | Level 1 March 2014 | Level 2 March 2014 | Level 3 March 2014 | Total March 2014 | Level 1 December 2013 | Level 2 December 2013 | Level 3 December 2013 | Total December 2013 | Level 1 March 2013 | Level 2 March 2013 | Level 3 March 2013 | Total March 2013 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Assets measured at fair value** | | | | | | | | | | | | |
| *Available-for-sale financial assets* | | | | | | | | | | | | |
| Equity securities | 60 | - | - | 60 | 47 | - | - | 47 | 56 | 2 | - | 58 |
| **Liabilities measured at fair value** | | | | | | | | | | | | |
| *Financial liabilities at fair value through profit or loss* | | | | | | | | | | | | |
| Option component of convertible bonds | - | - | - | - | - | - | - | - | - | - | - | - |
| Embedded derivatives | - | - | - | - | - | - | - | - | - | 1 | - | 1 |
| Mandatory convertible bonds | - | - | - | - | - | - | - | - | 448 | - | - | 448 |
| $1.25bn bonds | 1,400 | - | - | 1,400 | 1,353 | - | - | 1,353 | - | - | - | - |

*Rounding of figures may result in computational discrepancies.*

## 17. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March are detailed below:

**Contingencies and guarantees**

| | Mar 2014 Reviewed | Mar 2013 Restated |
|---|---|---|
| | US Dollar million | |
| **Contingent liabilities** | | |
| Groundwater pollution [1] | - | - |
| Deep groundwater pollution – Africa [2] | - | - |
| Indirect taxes – Ghana [3] | 29 | 25 |
| Litigation – Ghana [4] [5] [6] | 97 | - |
| ODMWA litigation [7] | 211 | - |
| Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [8] | 38 | 40 |
| Sales tax on gold deliveries – Mineração Serra Grande S.A. [9] | 107 | 161 |
| Other tax disputes – Mineração Serra Grande S.A. [10] | 17 | 19 |
| Tax dispute - AngloGold Ashanti Colombia S.A. [11] | 191 | 156 |
| Tax dispute - Cerro Vanguardia S.A. [12] | 52 | - |
| Tax dispute – AngloGold Ashanti Ltd. [13] | 8 | - |
| **Contingent assets** | | |
| Indemnity – Kinross Gold Corporation [14] | (64) | (93) |
| Royalty – Tau Lekoa Gold Mine [15] | - | - |
| **Financial Guarantees** | | |
| Oro Group (Pty) Limited [16] | 10 | 11 |
| | 696 | 319 |

(1) Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Indirect taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $29m (2013: $25m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.

(4) Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 5 May 2014, the court dismissed AGAG's application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. AGAG intends to appeal this ruling.

(5) Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGAG filed a defence to the amended writ on 16 July 2013 and are awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(6)  Litigation – five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7)  Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to Silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). AngloGold Ashanti will defend against the request for certification of these classes in 2014.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, Anglogold Ashanti filed its plea in this matter. The company will continue to defend these cases on their merits.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4.5 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $109 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $90 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $20m (2013: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006.  AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m (2013: $19m).  Management is of the opinion that these taxes are not payable.

(9) Sales tax on gold deliveries - In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $66m (2013: $99m) and $41m (2013: $62m) respectively.  In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period.  In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period.  The State of Goiás has appealed to the full board of the State of Goiás tax administrative council.  In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification.  On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities to proceed with legal discussion at the judiciary level. A decree has been signed by the Governor of the State of Goias which will enable companies to settle outstanding tax assessments. The implementing regulations are currently being drafted and MSG will be considering the options that may be open to it under the decree and implementing regulations which may result in the contingent liability referred to above being settled. Until the regulations are published and assessed by MSG it is not possible to determine any settlement value.

(10) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2013: $19m).

(11) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns.  On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $36m (2013: $25m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $155m (2013: $131m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly.  AGAC requested that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(12) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $37m. Management is of the opinion that the taxes are not payable and is preparing a response.

(13) Tax dispute – on 7 April 2014 AngloGold Ashanti Limited received notification from the South African Revenue Service that certain corporate expenses have been disallowed. The total amount including penalties and interest is estimated at $8m and the company will be appealing against this decision.

(14) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 8 and 9 above. At 31 December 2013, the company has estimated that the maximum contingent asset is $64m (2013: $93m).

(15) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment).Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.  The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 435,986oz (2013: 331,558oz) produced have been received to date.

(16) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2013: $11m). The probability of the non- performance under the surety ships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

18. **Concentration of tax risk**

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

| | 2014<br>US Dollar million |
|---|---|
| Recoverable fuel duties [1] | 17 |
| Recoverable value added tax | 19 |
| Appeal deposits | 4 |

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

19. **Borrowings**

AngloGold Ashanti's borrowings are interest bearing.

20. **Subsequent events**

In February 2014, Cerro Vanguardia Sociedad Anonima (a 92.5% held subsidiary of AngloGold Ashanti Limited) entered into a sale agreement with Franco Nevada Corporation, subject to certain conditions, related to the 2.0% NSR royalty on Yamana's Gold Inc.'s Cerro Moro project located in Argentina for a cash consideration equal to the Argentine peso equivalent of US$23.5 million (as determined at the official Argentine peso/US$ exchange rate on closing). The conditions were met and the transaction closed on 24 April 2014.

21. **Announcements**

AMCU Strike Notice: On 20 January 2014, AngloGold Ashanti confirmed that the Association of Mineworkers and Construction Union (AMCU) had served notice that it intended to call a strike by its members at the company's South Africa operations, starting Thursday, 23 January 2014.

Threatened strike by AMCU declared unprotected: On 30 January 2014, AngloGold Ashanti announced that South Africa's Labour Court had ruled that a strike threatened by AMCU at the company's South Africa mines would be unprotected, and that employees should continue to proceed to work. Also, on 30 January 2014, the court granted an interim interdict and ruled that AMCU must return to court on 14 March 2014 to explain why the interim interdict should not be made permanent.

On 14 March 2014, a postponement was requested and a new court date was set for 5 June 2014. The interim interdict will remain in force until 5 June 2014.

AngloGold Ashanti enters into agreement to sell Navachab mine: On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement, subject to certain conditions, to sell its entire interest in AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to a wholly-owned subsidiary of QKR Corporation Limited. The agreement provided for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account the mine's net debt and working capital position on the closing date of the transaction and is subject to a number of conditions precedent.

Changes to the Board of Directors: On 17 February 2014, AngloGold Ashanti announced that as a result of his increasing portfolio of professional commitments, Mr TT Mboweni had decided not to stand for re-election as an independent Non-Executive Director at the Annual General Meeting to be held on 14 May 2014. Mr Mboweni also stood down as Chairman on the same date. Mr SM Pityana was elected unanimously by the board to take over from Mr Mboweni. Prof LW Nkuhlu was also appointed Lead Independent Director.

AngloGold Ashanti announces new board appointment: on 25 March 2014 AngloGold Ashanti announced the appointment of Mr David L Hodgson as an independent non-executive director to its Board of Directors, with effect from 25 April 2014.

By order of the Board

**S M PITYANA**
Chairman

**S VENKATAKRISHNAN**
Chief Executive Officer

12 May 2014

# Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

## A Adjusted headline earnings

| | Quarter ended | | | Year ended |
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| --- | --- | --- | --- | --- |
| | Unaudited | Unaudited | Unaudited | Unaudited |
| | US Dollar million | | | |
| Headline earnings (loss) (note 9) | 38 | (276) | 259 | 78 |
| Loss (gain) on unrealised non-hedge derivatives and other commodity contracts | 16 | (28) | - | (94) |
| Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8) | (4) | 8 | - | 25 |
| Derecognition of deferred tax assets | - | 330 | - | 330 |
| Fair value adjustment on $1.25bn bonds | 70 | 12 | - | 58 |
| Fair value adjustment on option component of convertible bonds | - | - | (9) | (9) |
| Fair value adjustment on mandatory convertible bonds | - | - | (137) | 211 |
| Adjusted headline earnings | 119 | 45 | 113 | 599 |
| | | | | |
| Adjusted headline earnings per ordinary share (cents) [1] | 29 | 11 | 29 | 153 |

[1] Calculated on the basic weighted average number of ordinary shares.

## B Adjusted gross profit

| | Quarter ended | | | Year ended |
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| --- | --- | --- | --- | --- |
| | Unaudited | Unaudited | Unaudited | Unaudited |
| | US Dollar million | | | |
| Reconciliation of gross profit to adjusted gross profit: | | | | |
| Gross profit | 296 | 404 | 434 | 1,445 |
| Loss (gain) on unrealised non-hedge derivatives and other commodity contracts | 16 | (28) | - | (94) |
| Adjusted gross profit | 312 | 376 | 434 | 1,351 |

## C Price received

| | Quarter ended | | | Year ended |
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
| --- | --- | --- | --- | --- |
| | Unaudited | Unaudited | Unaudited | Unaudited |
| | US Dollar million / Imperial | | | |
| Gold income (note 2) | 1,324 | 1,418 | 1,463 | 5,497 |
| Adjusted for non-controlling interests | (20) | (15) | (22) | (77) |
| | 1,304 | 1,403 | 1,441 | 5,420 |
| Realised loss on other commodity contracts | 5 | 6 | 7 | 26 |
| Associates and joint ventures' share of gold income including realised non-hedge derivatives | 106 | 105 | 69 | 290 |
| Attributable gold income including realised non-hedge derivatives | 1,415 | 1,514 | 1,517 | 5,736 |
| Attributable gold sold - oz (000) | 1,097 | 1,191 | 927 | 4,093 |
| Revenue price per unit - $/oz | 1,290 | 1,271 | 1,636 | 1,401 |

*Rounding of figures may result in computational discrepancies.*

| | | Quarter ended | | Year ended |
| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|---|---|---|---|---|
| | Unaudited | Unaudited | Unaudited | Unaudited |
| | US Dollar million / Imperial | | | |

**D  All-in sustaining costs [1]**

| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|---|---|---|---|---|
| Cost of sales (note 3) | **1,012** | 1,042 | 1,029 | 4,146 |
| Amortisation of tangible and intangible assets (note 3) | **(184)** | (211) | (215) | (799) |
| Adjusted for decommissioning amortisation | **2** | 2 | 2 | 6 |
| Inventory writedown to net realisable value and other stockpile adjustments (note 5) | **-** | 38 | - | 216 |
| Corporate administration and marketing related to current operations | **25** | 36 | 65 | 199 |
| Associates and joint ventures' share of costs | **68** | 90 | 47 | 234 |
| Sustaining exploration and study costs | **10** | 16 | 31 | 94 |
| Total sustaining capex | **174** | 253 | 243 | 999 |
| **All-in sustaining costs** | **1,107** | 1,265 | 1,202 | 5,095 |
| Adjusted for non-controlling interests and non -gold producing companies | **(17)** | (16) | (19) | (71) |
| **All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies** | **1,090** | 1,249 | 1,183 | 5,024 |
| Adjusted for stockpile write-offs | **-** | (38) | - | (216) |
| **All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs** | **1,090** | 1,211 | 1,183 | 4,808 |
| **All-in sustaining costs** | **1,107** | 1,265 | 1,202 | 5,095 |
| Non-sustaining Project capex | **100** | 224 | 269 | 994 |
| Technology improvements | **4** | 7 | 2 | 14 |
| Non-sustaining exploration and study costs | **21** | 28 | 53 | 175 |
| Corporate and social responsibility costs not related to current operations | **5** | 1 | 1 | 21 |
| **All-in costs** | **1,237** | 1,525 | 1,527 | 6,299 |
| Adjusted for non-controlling interests and non -gold producing companies | **(14)** | (16) | (23) | (81) |
| **All-in costs adjusted for non-controlling interests and non-gold producing companies** | **1,223** | 1,509 | 1,504 | 6,218 |
| Adjusted for stockpile write-offs | **-** | (38) | - | (216) |
| **All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs** | **1,223** | 1,471 | 1,504 | 6,002 |
| Gold sold - oz (000) | **1,097** | 1,191 | 927 | 4,093 |
| All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz | **993** | 1,015 | 1,275 | 1,174 |
| All-in cost per unit (excluding stockpile write-offs) - $/oz | **1,114** | 1,233 | 1,622 | 1,466 |

[1] Refer to note J for summary of operations by mine

**E  Total costs [2]**

| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|---|---|---|---|---|
| Total cash costs (note 3) | **778** | 861 | 797 | 3,297 |
| Adjusted for non-controlling interests, non-gold producing companies and other | **(34)** | (20) | (39) | (110) |
| Associates and joint ventures' share of total cash costs | **68** | 79 | 46 | 219 |
| **Total cash costs adjusted for non-controlling interests and non-gold producing companies** | **812** | 920 | 804 | 3,406 |
| Retrenchment costs (note 3) | **6** | 16 | 6 | 69 |
| Rehabilitation and other non-cash costs (note 3) | **22** | (11) | 11 | 18 |
| Amortisation of tangible assets (note 3) | **175** | 202 | 213 | 775 |
| Amortisation of intangible assets (note 3) | **9** | 9 | 2 | 24 |
| Adjusted for non-controlling interests and non-gold producing companies | **(4)** | 17 | (6) | 14 |
| Equity-accounted associates and joint ventures' share of production costs | **22** | 17 | 1 | 23 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **1,042** | 1,170 | 1,031 | 4,329 |
| Gold produced - oz (000) | **1,055** | 1,229 | 899 | 4,105 |
| Total cash cost per unit - $/oz | **770** | 748 | 894 | 830 |
| Total production cost per unit - $/oz | **988** | 952 | 1,147 | 1,054 |

[2] Refer to note J for summary of operations by mine

**F  EBITDA**

| | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|---|---|---|---|---|
| Operating profit (loss) | **229** | 235 | 264 | (2,440) |
| Retrenchment costs (note 3) | **6** | 16 | 6 | 69 |
| Amortisation of tangible assets (note 3) | **175** | 202 | 213 | 775 |
| Amortisation of intangible assets (note 3) | **9** | 9 | 2 | 24 |
| Impairment and derecognition of goodwill, tangible and intangible assets (note 5) | **-** | 36 | 1 | 3,029 |
| Impairment of other investments (note 5) | **-** | 1 | 12 | 30 |
| Net loss (profit) on disposal and derecognition of assets (note 5) | **2** | - | 1 | (2) |
| Loss (gain) on unrealised non-hedge derivatives and other commodity contracts | **16** | (28) | - | (94) |
| Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5) | **-** | 38 | - | 216 |
| Write-off of a loan to SOKIMO (note 5) | **-** | - | - | 7 |
| Share of equity-accounted associates and joint ventures' EBITDA | **39** | 34 | 10 | 53 |
| | **476** | 544 | 509 | 1,667 |

|  |  | Quarter ended | | | Year ended |
| --- | --- | --- | --- | --- | --- |
|  |  | Mar 2014 | Dec 2013 | Mar 2013 | Dec 2013 |
|  |  | Unaudited | Unaudited | Unaudited | Unaudited |
|  |  | US Dollar million / Imperial | | | |
| **G** | **Interest cover** | | | | |
|  | EBITDA (note F) | **476** | 544 | 509 | 1,667 |
|  | Finance costs (note 6) | **64** | 67 | 49 | 247 |
|  | Capitalised finance costs | **-** | - | 4 | 5 |
|  |  | **64** | 67 | 53 | 252 |
|  | Interest cover - times | **7** | 8 | 10 | 7 |

|  |  | As at Mar 2014 | As at Dec 2013 | As at Mar 2013 |
| --- | --- | --- | --- | --- |
|  |  | Unaudited | Unaudited | Unaudited |
|  |  | US Dollar million | | |
| **H** | **Net asset value - cents per share** | | | |
|  | Total equity | **3,175** | 3,107 | 5,569 |
|  | Mandatory convertible bonds | **-** | - | 448 |
|  |  | **3,175** | 3,107 | 6,017 |
|  | Number of ordinary shares in issue - million (note 10) | **404** | 403 | 385 |
|  | Net asset value - cents per share | **786** | 770 | 1,562 |
|  | Total equity | **3,175** | 3,107 | 5,569 |
|  | Mandatory convertible bonds | **-** | - | 448 |
|  | Intangible assets | **(269)** | (267) | (321) |
|  |  | **2,906** | 2,840 | 5,696 |
|  | Number of ordinary shares in issue - million (note 10) | **404** | 403 | 385 |
|  | Net tangible asset value - cents per share | **720** | 704 | 1,479 |
| **I** | **Net debt** | | | |
|  | Borrowings - long-term portion | **3,569** | 3,633 | 2,844 |
|  | Borrowings - short-term portion | **235** | 258 | 214 |
|  | Bank overdraft | **22** | 20 | - |
|  | Total borrowings [1] | **3,826** | 3,911 | 3,058 |
|  | Corporate office lease | **(24)** | (25) | (29) |
|  | Unamortised portion of the convertible and rated bonds | **(3)** | 2 | 33 |
|  | Fair value adjustment on $1.25bn bonds | **(128)** | (58) | - |
|  | Cash restricted for use | **(51)** | (77) | (63) |
|  | Cash and cash equivalents | **(525)** | (648) | (680) |
|  | Net debt excluding mandatory convertible bonds | **3,095** | 3,105 | 2,319 |

[1] Borrowings exclude the mandatory convertible bonds (note H).

*Rounding of figures may result in computational discrepancies.*

## J  Summary of Operations by mine

### For the three months ended 31 March 2014

### Operations in South Africa
(in $ millions, except as otherwise noted)

| | Great Noligwa | Kopanang | Moab Khotsong | Mponeng | TauTona | Surface operations | South Africa other | Total South Africa (Operations) | Corporate[5] |
|---|---|---|---|---|---|---|---|---|---|
| **All-in sustaining costs** | | | | | | | | | |
| **Cost of sales per financial statements** | **22** | **53** | **49** | **74** | **58** | **56** | **-** | **312** | **1** |
| Amortisation of tangible and intangible assets | (2) | (20) | (12) | (17) | (17) | (5) | 1 | (72) | (3) |
| Adjusted for decomissioning amortisation | - | - | - | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | - | 23 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | (1) |
| Sustaining exploration and study costs | - | - | - | - | - | - | - | - | - |
| Total sustaining capital expenditure | 1 | 5 | 7 | 14 | 6 | 9 | - | 42 | - |
| **All-in sustaining costs** | **21** | **38** | **44** | **71** | **47** | **60** | **1** | **282** | **20** |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | - | - | - | 3 |
| **All-in sustaining costs adjusted for non-controlling interests** | **21** | **38** | **44** | **71** | **47** | **60** | **1** | **282** | **23** |
| **Gold sold - oz (000)[3]** | **17** | **29** | **55** | **76** | **52** | **60** | **-** | **290** | |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **1,200** | **1,320** | **802** | **930** | **916** | **1,000** | **-** | **975** | |
| | | | | | | | | | |
| **Total cash costs** | | | | | | | | | |
| *Total cash costs per financial statements* | **19** | **32** | **35** | **54** | **40** | **50** | **1** | **231** | **(1)** |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | - | - | - | - | 2 |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | (1) |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | **19** | **32** | **35** | **54** | **40** | **50** | **1** | **231** | **-** |
| Retrenchment costs | - | 1 | 1 | 2 | 1 | - | - | 5 | - |
| Rehabilitation and other non-cash costs | - | 1 | 1 | 1 | 1 | 1 | - | 5 | (2) |
| Amortisation of tangible assets | 1 | 19 | 11 | 16 | 16 | 5 | (1) | 67 | 1 |
| Amortisation of intangible assets | - | - | 1 | 1 | 1 | 1 | 1 | 5 | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | - | - | - | - | - |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | 1 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **20** | **53** | **49** | **74** | **59** | **57** | **1** | **313** | **1** |
| **Gold produced – oz (000) [3]** | **17** | **29** | **55** | **76** | **52** | **60** | **-** | **290** | **-** |
| **Total cash costs per unit – $/oz [4]** | **1,123** | **1,074** | **646** | **709** | **774** | **836** | **-** | **797** | **-** |
| **Total production costs per unit – $/oz [4]** | **1,258** | **1,802** | **888** | **974** | **1,125** | **934** | **-** | **1,077** | **-** |

[1]  Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.

[2]  Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

[3]  Attributable portion.

[4]  In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

[5]  Corporate includes non-gold producing subsidiaries.

[6]  Total cash costs per ounce calculation includes heap-leach inventory change.

**For the three months ended 31 March 2014**

**Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania**
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa other | TOTAL CONTINENTAL AFRICA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Kibali | Iduapriem | Obuasi | Siguiri | Morila | Sadiola | Yatela | Navachab | Geita | | |
| **All-in sustaining costs** | | | | | | | | | | | |
| **Cost of sales per financial statements** | - | 52 | 71 | 78 | - | - | - | 14 | 109 | 1 | 325 |
| Amortisation of tangible and intangible assets | - | (5) | (4) | (7) | - | - | - | - | (18) | (1) | (35) |
| Adjusted for decommissioning amortisation | - | - | - | 1 | - | - | - | - | - | - | 1 |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - | - |
| Abandonment of stockpiles | - | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | - | - | 1 | 1 |
| Associates and equity accounted joint ventures' share of costs[2] | 28 | - | - | - | 11 | 23 | 7 | - | - | - | 69 |
| Sustaining exploration and study costs | - | - | - | 1 | - | - | - | - | - | - | 1 |
| Total sustaining capital expenditure | 2 | 4 | 14 | 9 | 4 | 1 | - | - | 36 | - | 70 |
| **All-in sustaining costs** | **30** | **51** | **81** | **82** | **15** | **24** | **7** | **14** | **127** | **1** | **432** |
| Adjusted for non-controlling interests[1] | - | - | - | (12) | - | - | - | - | - | - | (12) |
| **All-in sustaining costs adjusted for non-controlling interests** | **30** | **51** | **81** | **70** | **15** | **24** | **7** | **14** | **127** | **1** | **420** |
| **Gold sold - oz (000)[3]** | **51** | **57** | **53** | **71** | **10** | **17** | **4** | **17** | **122** | **-** | **401** |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **572** | **898** | **1,530** | **961** | **1,598** | **1,404** | **2,062** | **785** | **1,048** | **-** | **1,042** |
| | | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | | |
| **_Total cash costs per financial statements_** | - | 32 | 66 | 66 | - | - | - | 13 | 67 | (1) | 243 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | (10) | - | - | - | - | - | - | (10) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | 28 | - | - | - | 11 | 24 | 6 | - | - | - | 69 |
| **_Total cash costs adjusted for non-controlling interests and non-gold producing companies_** | **28** | **32** | **66** | **56** | **11** | **24** | **6** | **13** | **67** | **(1)** | **302** |
| Retrenchment costs | - | - | - | - | - | - | - | - | 1 | - | 1 |
| Rehabilitation and other non-cash costs | - | 1 | 2 | 1 | - | - | - | - | 3 | - | 7 |
| Amortisation of tangible assets | - | 5 | 4 | 7 | - | - | - | - | 18 | 1 | 35 |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | 1 | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | (1) | - | - | - | - | - | - | (1) |
| Associates and equity accounted joint ventures' share of production costs[2] | 14 | - | - | - | 1 | 6 | - | - | - | - | 21 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **42** | **38** | **72** | **63** | **12** | **30** | **6** | **13** | **89** | **1** | **366** |
| **Gold produced – oz (000) [3]** | **51** | **45** | **53** | **70** | **10** | **19** | **4** | **16** | **106** | **-** | **374** |
| **Total cash costs per unit – $/oz [4]** | **538** | **716** | **1,234** | **800** | **1,099** | **1,262** | **1,804** | **771** | **631** | **-** | **808** |
| **Total production costs per unit – $/oz [4]** | **806** | **857** | **1,346** | **907** | **1,215** | **1,591** | **1,889** | **780** | **832** | **-** | **977** |

**For the three months ended 31 March 2014**

**Operations in Australia, United States of America, Argentina and Brazil**
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | TOTAL AUSTRALIA | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | Americas other | TOTAL AMERICAS |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sunrise Dam | Tropicana | Australia other | | Cripple Creek & Victor | Cerro Vanguardia | AngloGold Ashanti Mineracao | Serra Grande | | |
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | 89 | 62 | 6 | 157 | 43 | 56 | 81 | 37 | - | 217 |
| Amortisation of tangible and intangible assets | (8) | (22) | - | (30) | - | (8) | (26) | (10) | - | (44) |
| Adjusted for decomissioning amortisation | - | 1 | - | 1 | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | 1 | 1 | - | - | - | - | - | - |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | - |
| Sustaining exploration and study costs | - | - | 2 | 2 | - | - | 2 | 1 | 4 | 7 |
| Total sustaining capital expenditure | 9 | 18 | 0 | 27 | 4 | 7 | 17 | 7 | - | 35 |
| **All-in sustaining costs** | 90 | 59 | 9 | 158 | 47 | 55 | 74 | 35 | 4 | 215 |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | (4) | - | - | (4) | (8) |
| **All-in sustaining costs adjusted for non-controlling interests** | 90 | 59 | 9 | 158 | 47 | 51 | 74 | 35 | - | 207 |
| **Gold sold - oz (000)[3]** | 83 | 86 | - | 168 | 47 | 65 | 92 | 34 | - | 237 |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | 1,095 | 694 | - | 929 | 1,015 | 800 | 805 | 1,027 | - | 879 |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| *Total cash costs per financial statements* | 75 | 42 | 4 | 121 | 60 | 41 | 58 | 25 | - | 184 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | (23) | (3) | - | - | - | (26) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| *Total cash costs adjusted for non-controlling interests and non-gold producing companies* | 75 | 42 | 4 | 121 | 37 | 38 | 58 | 25 | - | 158 |
| Retrenchment costs | - | - | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | - | - | 1 | 1 | 8 | 2 | - | - | 1 | 11 |
| Amortisation of tangible assets | 8 | 22 | - | 30 | - | 8 | 24 | 10 | - | 42 |
| Amortisation of intangible assets | - | - | - | - | - | - | 1 | - | 1 | 2 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | (2) | (1) | - | - | - | (3) |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | - |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | 83 | 64 | 5 | 152 | 43 | 47 | 83 | 35 | 2 | 210 |
| **Gold produced – oz (000) [3]** | 71 | 84 | - | 155 | 52 | 58 | 94 | 32 | - | 236 |
| **Total cash costs per unit – $/oz [4]** | 1,066 | 495 | - | 779 | 699[6] | 644 | 619 | 799 | - | 668 |
| **Total production costs per unit – $/oz [4]** | 1,180 | 751 | - | 979 | 826 | 804 | 895 | 1,134 | - | 890 |

**For the three months ended 31 December 2013**

**Operations in South Africa**
(in $ millions, except as otherwise noted)

| | Great Noligwa | Kopanang | Moab Khotsong | Mponeng | Savuka [7] | TauTona [7] | Surface operations | South Africa other | Total South Africa (Operations) | Corporate [5] |
|---|---|---|---|---|---|---|---|---|---|---|
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | 24 | 49 | 56 | 82 | - | 50 | 61 | - | 322 | (5) |
| Amortisation of tangible and intangible assets | (2) | (10) | (12) | (19) | - | (13) | (6) | - | (62) | (2) |
| Adjusted for decommissioning amortisation | - | - | - | - | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | (2) |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | 2 | 2 | 31 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | - |
| Sustaining exploration and study costs | - | - | - | - | - | - | - | - | - | - |
| Total sustaining capital expenditure | 4 | 12 | 16 | 26 | - | 16 | 6 | - | 80 | 3 |
| **All-in sustaining costs** | 26 | 51 | 60 | 89 | - | 53 | 61 | 2 | 342 | 25 |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | - | - | - | - | - |
| **All-in sustaining costs adjusted for non-controlling interests** | 26 | 51 | 60 | 89 | - | 53 | 61 | 2 | 342 | 25 |
| **Gold sold - oz (000)[3]** | 20 | 39 | 67 | 93 | - | 62 | 59 | - | 340 | |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | 1,294 | 1,296 | 890 | 963 | - | 852 | 1,039 | - | 1,005 | |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| *Total cash costs per financial statements* | 20 | 36 | 40 | 61 | - | 50 | 53 | - | 260 | (8) |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | - | - | - | - | - | 8 |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| *Total cash costs adjusted for non-controlling interests and non-gold producing companies* | 20 | 36 | 40 | 61 | - | 50 | 53 | - | 260 | - |
| Retrenchment costs | 1 | 2 | 1 | 2 | - | - | - | - | 6 | (1) |
| Rehabilitation and other non-cash costs | 1 | 2 | 3 | - | - | (13) | 1 | (2) | (8) | - |
| Amortisation of tangible assets | 2 | 9 | 11 | 18 | - | 12 | 6 | - | 58 | 1 |
| Amortisation of intangible assets | - | 1 | 1 | 2 | - | 1 | - | - | 5 | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | - | - | - | - | - | 1 |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | - |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | 24 | 50 | 56 | 83 | - | 50 | 60 | (2) | 321 | 2 |
| **Gold produced – oz (000) [3]** | 20 | 39 | 67 | 93 | - | 62 | 58 | - | 339 | - |
| **Total cash costs per unit – $/oz [4]** | 1,032 | 910 | 596 | 656 | - | 809 | 915 | - | 767 | - |
| **Total production costs per unit – $/oz [4]** | 1,198 | 1,239 | 835 | 885 | - | 809 | 1,035 | - | 946 | - |

[1] Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.

[2] Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

[3] Attributable portion.

[4] In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

[5] Corporate includes non-gold producing subsidiaries.

[6] Total cash costs per ounce calculation includes heap-leach inventory change.

[7] As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

**For the three months ended 31 December 2013**

**Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania**
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa other | TOTAL CONTINENTAL AFRICA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Kibali | Iduapriem | Obuasi | Siguiri | Morila | Sadiola | Yatela | Navachab | Geita | | |
| **All-in sustaining costs** | | | | | | | | | | | |
| **Cost of sales per financial statements** | - | 72 | 94 | 76 | - | - | - | 8 | 98 | 5 | 353 |
| Amortisation of tangible and intangible assets | - | (8) | (2) | (8) | - | - | - | - | (33) | - | (51) |
| Adjusted for decommissioning amortisation | - | - | - | 1 | - | - | - | - | - | 1 | 2 |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | 17 | - | - | 23 | - | 40 |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | - | - | (2) | (2) |
| Associates and equity accounted joint ventures' share of costs[2] | 19 | - | - | - | 11 | 41 | 18 | - | - | 1 | 90 |
| Sustaining exploration and study costs | - | - | - | 5 | - | 1 | - | - | 1 | - | 7 |
| Total sustaining capital expenditure | - | 6 | 37 | 10 | 6 | (1) | - | 1 | 50 | - | 109 |
| **All-in sustaining costs** | 19 | 70 | 129 | 84 | 17 | 58 | 18 | 9 | 139 | 5 | 548 |
| Adjusted for non-controlling interests[1] | - | - | - | (13) | - | - | - | - | - | 1 | (12) |
| **All-in sustaining costs adjusted for non-controlling interests** | 19 | 70 | 129 | 71 | 17 | 58 | 18 | 9 | 139 | 6 | 536 |
| **Gold sold - oz (000)[3]** | 40 | 62 | 62 | 64 | 12 | 24 | 8 | 17 | 147 | - | 437 |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | 469 | 1,153 | 2,069 | 1,116 | 1,434 | 1,639 | 2,226 | 526 | 784 | - | 1,129 |
| | | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | | |
| ***Total cash costs per financial statements*** | - | 65 | 86 | 75 | - | - | - | 9 | 83 | - | 318 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | (11) | - | - | - | - | - | - | (11) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | 19 | - | - | - | 10 | 36 | 15 | - | - | (1) | 79 |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | 19 | 65 | 86 | 64 | 10 | 36 | 15 | 9 | 83 | (1) | 386 |
| Retrenchment costs | - | 5 | 1 | - | - | - | - | - | - | 3 | 9 |
| Rehabilitation and other non-cash costs | - | 6 | 6 | 3 | - | - | - | (1) | (1) | 1 | 14 |
| Amortisation of tangible assets | - | 7 | 2 | 8 | - | - | - | - | 33 | - | 50 |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | 1 | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | (2) | - | - | - | - | - | - | (2) |
| Associates and equity accounted joint ventures' share of production costs[2] | 9 | - | - | - | 2 | 4 | 3 | - | - | (1) | 17 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | 28 | 83 | 95 | 73 | 12 | 40 | 18 | 8 | 115 | 3 | 476 |
| **Gold produced – oz (000) [3]** | 40 | 67 | 63 | 75 | 12 | 24 | 8 | 18 | 154 | - | 460 |
| **Total cash costs per unit – $/oz [4]** | 471 | 966 | 1,354 | 844 | 853 | 1,506 | 1,923 | 524 | 543 | - | 839 |
| **Total production costs per unit – $/oz [4]** | 694 | 1,240 | 1,492 | 967 | 982 | 1,673 | 2,255 | 485 | 755 | - | 1,034 |

**For the three months ended 31 December 2013**

**Operations in Australia, United States of America, Argentina and Brazil**
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | TOTAL AUSTRALIA | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | Americas other | TOTAL AMERICAS |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sunrise Dam | Tropicana | Australia other | TOTAL AUSTRALIA | Cripple Creek & Victor | Cerro Vanguardia | AngloGold Ashanti Mineracao | Serra Grande | Americas other | TOTAL AMERICAS |
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | **97** | **64** | **1** | **162** | **40** | **46** | **91** | **32** | **1** | **210** |
| Amortisation of tangible and intangible assets | (27) | (27) | (2) | (56) | - | (7) | (22) | (10) | (1) | (40) |
| Adjusted for decomissioning amortisation | - | - | - | - | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | - | - | 3 | - | 2 | - | - | 5 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | - |
| Sustaining exploration and study costs | - | - | 2 | 2 | 1 | - | 4 | 2 | - | 7 |
| Total sustaining capital expenditure | 6 | - | 1 | 7 | 8 | 11 | 37 | 9 | (11) | 54 |
| **All-in sustaining costs** | **76** | **37** | **2** | **115** | **52** | **50** | **112** | **33** | **(11)** | **236** |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | (4) | - | - | - | (4) |
| **All-in sustaining costs adjusted for non-controlling interests** | **76** | **37** | **2** | **115** | **52** | **46** | **112** | **33** | **(11)** | **232** |
| **Gold sold - oz (000)[3]** | **94** | **58** | **-** | **152** | **48** | **54** | **126** | **34** | **-** | **262** |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **804** | **640** | **-** | **763** | **1,076** | **852** | **891** | **956** | **-** | **887** |
| **Total cash costs** | | | | | | | | | | |
| *Total cash costs per financial statements* | *70* | *38* | *-* | *108* | *52* | *44* | *62* | *24* | *1* | *183* |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | (13) | (3) | - | - | (1) | (17) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| *Total cash costs adjusted for non-controlling interests and non-gold producing companies* | *70* | *38* | *-* | *108* | *39* | *41* | *62* | *24* | *-* | *166* |
| Retrenchment costs | - | - | 1 | 1 | - | - | - | - | 1 | 1 |
| Rehabilitation and other non-cash costs | - | 2 | - | 2 | (19) | - | 2 | (3) | 1 | (19) |
| Amortisation of tangible assets | 27 | 27 | 1 | 55 | - | 7 | 21 | 10 | - | 38 |
| Amortisation of intangible assets | - | - | - | - | - | - | 1 | - | 1 | 2 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | 20 | (1) | - | - | (1) | 18 |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | - |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **97** | **67** | **2** | **166** | **40** | **47** | **86** | **31** | **2** | **206** |
| **Gold produced – oz (000) [3]** | **102** | **66** | **-** | **169** | **47** | **61** | **120** | **34** | **-** | **262** |
| **Total cash costs per unit – $/oz [4]** | **685** | **569** | **-** | **640** | **825[6]** | **672** | **518** | **712** | **-** | **634** |
| **Total production costs per unit – $/oz [4]** | **945** | **1,016** | **-** | **985** | **846** | **784** | **720** | **928** | **-** | **787** |

**For the three months ended 31 March 2013**

**Operations in South Africa**
(in $ millions, except as otherwise noted)

| | Great Noligwa | Kopanang | Moab Khotsong | Mponeng | Savuka [7] | TauTona [7] | Surface operations | South Africa other | Total South Africa (Operations) | Corporate [5] |
|---|---|---|---|---|---|---|---|---|---|---|
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | 28 | 54 | 60 | 87 | - | 71 | 54 | - | 354 | 4 |
| Amortisation of tangible and intangible assets | (2) | (11) | (18) | (22) | - | (11) | (5) | | (69) | - |
| Adjusted for decommissioning amortisation | - | - | - | - | - | - | - | - | - | 1 |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | 1 | 1 | 55 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | 2 |
| Sustaining exploration and study costs | - | - | - | - | - | - | - | - | - | - |
| Total sustaining capital expenditure | 3 | 12 | 21 | 20 | - | 14 | - | (1) | 69 | 3 |
| **All-in sustaining costs** | 29 | 55 | 63 | 85 | - | 74 | 49 | - | 355 | 65 |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | - | - | - | - | - |
| **All-in sustaining costs adjusted for non-controlling interests** | 29 | 55 | 63 | 85 | - | 74 | 49 | - | 355 | 65 |
| **Gold sold - oz (000)[3]** | 23 | 45 | 40 | 91 | - | 56 | 60 | - | 314 | |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | 1,243 | 1,228 | 1,564 | 929 | - | 1,319 | 832 | - | 1,129 | |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| *Total cash costs per financial statements* | 26 | 44 | 45 | 66 | - | 61 | 50 | 1 | 293 | 3 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | - | - | - | - | - | (3) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| *Total cash costs adjusted for non-controlling interests and non-gold producing companies* | 26 | 44 | 45 | 66 | - | 61 | 50 | 1 | 293 | - |
| Retrenchment costs | 1 | - | - | - | - | - | 1 | - | 2 | 1 |
| Rehabilitation and other non-cash costs | - | 1 | 1 | 1 | - | 1 | - | - | 4 | (1) |
| Amortisation of tangible assets | 2 | 11 | 18 | 22 | - | 11 | 5 | - | 69 | - |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | - | - | - | - | - | (1) |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | (1) |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | 29 | 56 | 64 | 89 | - | 73 | 56 | 1 | 368 | (1) |
| **Gold produced – oz (000) [3]** | 24 | 47 | 43 | 93 | - | 57 | 63 | - | 327 | - |
| **Total cash costs per unit – $/oz [4]** | 1,108 | 932 | 1,052 | 707 | - | 1,070 | 805 | - | 896 | - |
| **Total production costs per unit – $/oz [4]** | 1,220 | 1,193 | 1,496 | 950 | - | 1,280 | 892 | - | 1,123 | - |

[1] *Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.*

[2] *Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.*

[3] *Attributable portion.*

[4] *In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

[5] *Corporate includes non-gold producing subsidiaries.*

[6] *Total cash costs per ounce calculation includes heap-leach inventory change.*

[7] *As from 1 January 2013, Tau Tona and Savuka were mined as one operation.*

**For the three months ended 31 March 2013**

**Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania**
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa other | TOTAL CONTINENTAL AFRICA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Kibali | Iduapriem | Obuasi | Siguiri | Morila | Sadiola | Yatela | Navachab | Geita | | |
| **All-in sustaining costs** | | | | | | | | | | | |
| **Cost of sales per financial statements** | - | 55 | 123 | 91 | - | - | - | 17 | 71 | 4 | 361 |
| Amortisation of tangible and intangible assets | - | (7) | (23) | (6) | - | - | - | (4) | (29) | (2) | (71) |
| Adjusted for decomissioning amortisation | - | - | - | 1 | - | - | - | - | - | - | 1 |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | 2 | - | - | - | - | - | - | - | - | 2 | 4 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | 12 | 19 | 13 | - | - | 1 | 45 |
| Sustaining exploration and study costs | - | - | 2 | 5 | - | 1 | - | - | 2 | - | 10 |
| Total sustaining capital expenditure | - | 7 | 47 | 8 | 1 | 3 | - | 1 | 31 | - | 98 |
| **All-in sustaining costs** | 2 | 55 | 149 | 99 | 13 | 23 | 13 | 14 | 75 | 5 | 448 |
| Adjusted for non-controlling interests[1] | - | - | - | (15) | - | - | - | - | - | - | (15) |
| **All-in sustaining costs adjusted for non-controlling interests** | 2 | 55 | 149 | 84 | 13 | 23 | 13 | 14 | 75 | 5 | 433 |
| **Gold sold - oz (000)[3]** | - | 43 | 57 | 72 | 15 | 18 | 10 | 14 | 86 | - | 315 |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | - | 1,286 | 2,608 | 1,172 | 883 | 1,317 | 1,350 | 1,005 | 878 | - | 1,376 |
| | | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | | |
| ***Total cash costs per financial statements*** | - | 43 | 86 | 73 | - | - | - | 12 | 26 | - | 240 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | (11) | - | - | - | - | - | - | (11) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | 12 | 21 | 13 | - | - | - | 46 |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | - | 43 | 86 | 62 | 12 | 21 | 13 | 12 | 26 | - | 275 |
| Retrenchment costs | - | - | 2 | - | - | - | - | - | - | - | 2 |
| Rehabilitation and other non-cash costs | - | 1 | 2 | 1 | - | - | - | - | 1 | - | 5 |
| Amortisation of tangible assets | - | 7 | 23 | 6 | - | - | - | 4 | 29 | 1 | 70 |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | 1 | 1 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | (1) | - | - | - | - | - | - | (1) |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | 1 | - | 1 | - | - | - | 2 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | - | 51 | 113 | 68 | 13 | 21 | 14 | 16 | 56 | 2 | 354 |
| **Gold produced – oz (000) [3]** | - | 41 | 49 | 62 | 15 | 19 | 10 | 14 | 66 | - | 276 |
| **Total cash costs per unit – $/oz [4]** | - | 1,052 | 1,742 | 998 | 772 | 1,103 | 1,316 | 896 | 389 | - | 994 |
| **Total production costs per unit – $/oz [4]** | - | 1,235 | 2,290 | 1,087 | 841 | 1,124 | 1,377 | 1,221 | 839 | - | 1,278 |

**For the three months ended 31 March 2013**

**Operations in Australia, United States of America, Argentina and Brazil**
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | TOTAL AUSTRALIA | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | Americas other | TOTAL AMERICAS |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sunrise Dam | Tropicana | Australia other | | Cripple Creek & Victor | Cerro Vanguardia | AngloGold Ashanti Mineracao | Serra Grande | | |
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | **87** | **-** | **4** | **91** | **44** | **45** | **97** | **32** | **1** | **219** |
| Amortisation of tangible and intangible assets | (13) | - | (1) | (14) | (11) | (10) | (30) | (9) | (1) | (61) |
| Adjusted for decomissioning amortisation | - | - | - | - | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | - | - | 4 | - | 1 | - | - | 5 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | - |
| Sustaining exploration and study costs | 7 | 1 | 3 | 11 | 1 | 3 | 4 | 2 | - | 10 |
| Total sustaining capital expenditure | 19 | - | - | 19 | 1 | 18 | 21 | 7 | 7 | 54 |
| **All-in sustaining costs** | **100** | **1** | **6** | **107** | **39** | **56** | **93** | **32** | **7** | **227** |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | (4) | - | - | - | (4) |
| **All-in sustaining costs adjusted for non-controlling interests** | **100** | **1** | **6** | **107** | **39** | **52** | **93** | **32** | **7** | **223** |
| **Gold sold - oz (000)[3]** | **58** | **-** | **-** | **58** | **53** | **54** | **99** | **34** | **-** | **241** |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **1,727** | **-** | **-** | **1,857** | **743** | **955** | **933** | **952** | **-** | **924** |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| ***Total cash costs per financial statements*** | **76** | **-** | **3** | **79** | **58** | **35** | **63** | **25** | **1** | **182** |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | (23) | (3) | - | - | 1 | (25) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | **76** | **-** | **3** | **79** | **35** | **32** | **63** | **25** | **2** | **157** |
| Retrenchment costs | - | - | - | - | - | - | 1 | - | - | 1 |
| Rehabilitation and other non-cash costs | - | - | - | - | 1 | 1 | - | - | 1 | 3 |
| Amortisation of tangible assets | 13 | - | 1 | 14 | 11 | 10 | 30 | 9 | - | 60 |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | - |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | (3) | (1) | - | - | - | (4) |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | - |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **89** | **-** | **4** | **93** | **44** | **42** | **94** | **34** | **3** | **217** |
| **Gold produced – oz (000) [3]** | **61** | **-** | **-** | **61** | **55** | **55** | **92** | **32** | **-** | **234** |
| **Total cash costs per unit – $/oz [4]** | **1,247** | **-** | **-** | **1,302** | **643**[6] | **583** | **689** | **789** | **-** | **668** |
| **Total production costs per unit – $/oz [4]** | **1,460** | **-** | **-** | **1,525** | **803** | **783** | **1,028** | **1,082** | **-** | **926** |

**For the year ended 31 December 2013**

**Operations in South Africa**
(in $ millions, except as otherwise noted)

| | Great Noligwa | Kopanang | Moab Khotsong | Mponeng | Savuka [7] | TauTona [7] | Surface operations | South Africa other | Total South Africa (Operations) | Corporate [5] |
|---|---|---|---|---|---|---|---|---|---|---|
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | **103** | **215** | **240** | **347** | **-** | **262** | **226** | **-** | **1,393** | **1** |
| Amortisation of tangible and intangible assets | (8) | (43) | (60) | (82) | - | (51) | (9) | | (253) | (9) |
| Adjusted for decommissioning amortisation | (1) | 1 | 1 | - | - | - | - | - | 1 | (1) |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | 1 | 1 | (1) |
| Corporate administration and marketing related to current operations | - | - | - | - | - | - | - | 5 | 5 | 168 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | 2 |
| Sustaining exploration and study costs | - | - | - | - | - | - | - | - | - | (1) |
| Total sustaining capital expenditure | 14 | 50 | 78 | 95 | - | 59 | 16 | - | 312 | 9 |
| **All-in sustaining costs** | **108** | **223** | **259** | **360** | **-** | **270** | **233** | **6** | **1,459** | **168** |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | - | - | - | - | - |
| **All-in sustaining costs adjusted for non-controlling interests** | **108** | **223** | **259** | **360** | **-** | **270** | **233** | **6** | **1,459** | **168** |
| **Gold sold - oz (000)[3]** | **83** | **178** | **212** | **354** | **-** | **235** | **240** | **-** | **1,302** | |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **1,305** | **1,255** | **1,223** | **1,016** | **-** | **1,149** | **969** | **-** | **1,120** | |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| *Total cash costs per financial statements* | **91** | **163** | **169** | **255** | **-** | **216** | **213** | **-** | **1,107** | **(7)** |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | - | - | - | - | - | 6 |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | **91** | **163** | **169** | **255** | **-** | **216** | **213** | **-** | **1,107** | **(1)** |
| Retrenchment costs | 3 | 5 | 6 | 7 | - | 6 | - | - | 27 | - |
| Rehabilitation and other non-cash costs | 1 | 4 | 6 | 3 | - | (10) | 3 | - | 7 | 1 |
| Amortisation of tangible assets | 7 | 41 | 57 | 77 | - | 47 | 8 | - | 237 | 6 |
| Amortisation of intangible assets | 1 | 3 | 3 | 5 | - | 3 | - | - | 15 | 2 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | - | - | - | - | - | (3) |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | 1 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **103** | **216** | **241** | **347** | **-** | **262** | **224** | **-** | **1,393** | **6** |
| **Gold produced – oz (000) [3]** | **83** | **178** | **212** | **354** | **-** | **235** | **240** | **-** | **1,302** | **-** |
| **Total cash costs per unit – $/oz [4]** | **1,100** | **918** | **797** | **719** | **-** | **920** | **883** | **-** | **850** | **-** |
| **Total production costs per unit – $/oz [4]** | **1,252** | **1,210** | **1,138** | **978** | **-** | **1,117** | **933** | **-** | **1,070** | **-** |

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.

(2) Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(3) Attributable portion.

(4) In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5) Corporate includes non-gold producing subsidiaries.

(6) Total cash costs per ounce calculation includes heap-leach inventory change.

(7) As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

**For the year ended 31 December 2013**

**Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania**
(in $ millions, except as otherwise noted)

| | DRC | GHANA | | GUINEA | MALI | | | NAMIBIA | TANZANIA | Continental Africa other | TOTAL CONTINENTAL AFRICA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Kibali | Iduapriem | Obuasi | Siguiri | Morila | Sadiola | Yatela | Navachab | Geita | | |
| **All-in sustaining costs** | | | | | | | | | | | |
| **Cost of sales per financial statements** | - | 226 | 425 | 324 | - | - | - | 49 | 346 | 23 | 1,393 |
| Amortisation of tangible and intangible assets | - | (30) | (50) | (27) | - | - | - | (6) | (120) | (6) | (239) |
| Adjusted for decommissioning amortisation | - | 1 | 1 | 3 | - | - | - | - | 1 | - | 6 |
| Inventory writedown to net realisable value and other stockpile adjustments | - | 83 | 4 | - | - | 16 | - | 24 | 89 | - | 216 |
| Corporate administration and marketing related to current operations | - | - | 1 | - | - | - | - | - | - | 2 | 3 |
| Associates and equity accounted joint ventures' share of costs[2] | 21 | - | - | - | 47 | 118 | 46 | - | - | - | 232 |
| Sustaining exploration and study costs | - | 1 | 6 | 18 | - | 2 | - | 1 | 11 | - | 39 |
| Total sustaining capital expenditure | - | 22 | 154 | 27 | 13 | 11 | - | 5 | 146 | 1 | 379 |
| **All-in sustaining costs** | 21 | 303 | 541 | 345 | 60 | 147 | 46 | 73 | 473 | 20 | 2,029 |
| Adjusted for non-controlling interests[1] | - | - | - | (52) | - | - | - | - | - | (1) | (53) |
| **All-in sustaining costs adjusted for non-controlling interests** | 21 | 303 | 541 | 293 | 60 | 147 | 46 | 73 | 473 | 19 | 1,976 |
| **Gold sold - oz (000)[3]** | 40 | 215 | 242 | 272 | 57 | 86 | 28 | 63 | 461 | - | 1,462 |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | 529 | 1,025 | 2,214 | 1,085 | 1,051 | 1,510 | 1,653 | 781 | 833 | - | 1,202 |
| | | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | | |
| **Total cash costs per financial statements** | - | 190 | 336 | 290 | - | - | - | 44 | 237 | (3) | 1,094 |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | (43) | - | - | - | - | - | - | (43) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | 19 | - | - | - | 44 | 114 | 42 | - | - | - | 219 |
| **Total cash costs adjusted for non-controlling interests and non-gold producing companies** | 19 | 190 | 336 | 247 | 44 | 114 | 42 | 44 | 237 | (3) | 1,270 |
| Retrenchment costs | - | 5 | 30 | - | - | - | - | - | - | 3 | 38 |
| Rehabilitation and other non-cash costs | - | 7 | 4 | 4 | - | - | - | (1) | - | 7 | 21 |
| Amortisation of tangible assets | - | 30 | 50 | 27 | - | - | - | 6 | 105 | 18 | 236 |
| Amortisation of intangible assets | - | - | - | - | - | - | - | - | - | 4 | 4 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | (5) | - | - | - | - | - | - | (5) |
| Associates and equity accounted joint ventures' share of production costs[2] | 9 | - | - | - | 4 | 5 | 4 | - | - | - | 22 |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | 28 | 231 | 420 | 273 | 48 | 119 | 46 | 49 | 342 | 29 | 1,586 |
| **Gold produced – oz (000) [3]** | 40 | 221 | 239 | 268 | 57 | 86 | 27 | 63 | 459 | - | 1,460 |
| **Total cash costs per unit – $/oz [4]** | 471 | 861 | 1,406 | 918 | 773 | 1,334 | 1,530 | 691 | 515 | - | 869 |
| **Total production costs per unit – $/oz [4]** | 701 | 1,047 | 1,758 | 1,018 | 838 | 1,389 | 1,702 | 771 | 778 | - | 1,086 |

**For the year ended 31 December 2013**

**Operations in Australia, United States of America, Argentina and Brazil**
(in $ millions, except as otherwise noted)

| | AUSTRALIA | | | TOTAL AUSTRALIA | UNITED STATES OF AMERICA | ARGENTINA | BRAZIL | | Americas other | TOTAL AMERICAS |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sunrise Dam | Tropicana | Australia other | | Cripple Creek & Victor | Cerro Vanguardia | AngloGold Ashanti Mineracao | Serra Grande | | |
| **All-in sustaining costs** | | | | | | | | | | |
| **Cost of sales per financial statements** | **366** | **64** | **19** | **449** | **201** | **199** | **374** | **133** | **3** | **910** |
| Amortisation of tangible and intangible assets | (67) | (27) | (3) | (97) | (21) | (35) | (103) | (41) | (1) | (201) |
| Adjusted for decomissioning amortisation | - | - | - | - | - | - | - | - | - | - |
| Inventory writedown to net realisable value and other stockpile adjustments | - | - | - | - | - | - | - | - | - | - |
| Corporate administration and marketing related to current operations | - | - | 1 | 1 | 15 | - | 6 | - | 1 | 22 |
| Associates and equity accounted joint ventures' share of costs[2] | - | - | - | - | - | - | - | - | - | - |
| Sustaining exploration and study costs | 12 | 3 | 8 | 23 | 4 | 7 | 14 | 8 | - | 33 |
| Total sustaining capital expenditure | 39 | 25 | 5 | 69 | 15 | 61 | 118 | 36 | - | 230 |
| **All-in sustaining costs** | **350** | **65** | **30** | **445** | **214** | **232** | **409** | **136** | **3** | **994** |
| Adjusted for non-controlling interests[1] | - | - | - | - | - | (18) | - | - | - | (18) |
| **All-in sustaining costs adjusted for non-controlling interests** | **350** | **65** | **30** | **445** | **214** | **214** | **409** | **136** | **3** | **976** |
| **Gold sold - oz (000)[3]** | **265** | **58** | **-** | **323** | **231** | **236** | **399** | **141** | **-** | **1,007** |
| **All-in sustaining cost (excluding stockpile impairments) per unit - $/oz[4]** | **1,321** | **1,113** | **-** | **1,376** | **927** | **912** | **1,023** | **970** | **-** | **970** |
| | | | | | | | | | | |
| **Total cash costs** | | | | | | | | | | |
| ***Total cash costs per financial statements*** | **306** | **38** | **14** | **358** | **230** | **162** | **253** | **99** | **1** | **745** |
| Adjusted for non-controlling interests, non-gold producing companies and other [1] | - | - | - | - | (61) | (12) | - | - | - | (73) |
| Associates and equity accounted joint ventures' share of total cash costs [2] | - | - | - | - | - | - | - | - | - | - |
| ***Total cash costs adjusted for non-controlling interests and non-gold producing companies*** | **306** | **38** | **14** | **358** | **169** | **150** | **253** | **99** | **1** | **672** |
| Retrenchment costs | - | - | 1 | 1 | - | 1 | 2 | - | - | 3 |
| Rehabilitation and other non-cash costs | (4) | 2 | 1 | (1) | (15) | 1 | 7 | (4) | 1 | (10) |
| Amortisation of tangible assets | 67 | 27 | 4 | 98 | 21 | 35 | 101 | 40 | 1 | 198 |
| Amortisation of intangible assets | - | - | - | - | - | - | 2 | - | 1 | 3 |
| Adjusted for non-controlling interests and non-gold producing companies [1] | - | - | - | - | 25 | (3) | - | - | - | 22 |
| Associates and equity accounted joint ventures' share of production costs[2] | - | - | - | - | - | - | - | - | - | - |
| **Total production costs adjusted for non-controlling interests and non-gold producing companies** | **369** | **67** | **20** | **456** | **199** | **185** | **364** | **136** | **4** | **888** |
| **Gold produced – oz (000) [3]** | **276** | **66** | **-** | **342** | **231** | **241** | **391** | **138** | **-** | **1,001** |
| **Total cash costs per unit – $/oz [4]** | **1,110** | **568** | **-** | **1,047** | **732[6]** | **622** | **646** | **719** | **-** | **671** |
| **Total production costs per unit – $/oz [4]** | **1,341** | **1,018** | **-** | **1,333** | **864** | **767** | **931** | **991** | **-** | **886** |





# Administrative information

## ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

### Share codes:

| | |
|---|---|
| ISIN: | ZAE000043485 |
| JSE: | ANG |
| LSE: (Shares) | AGD |
| LES : (Dis) | AGD |
| NYSE: | AU |
| ASX: | AGG |
| GhSE: (Shares) | AGA |
| GhSE: (GhDS) | AAD |

**JSE Sponsor:** UBS (South Africa) (Pty) Ltd

**Auditors:** Ernst & Young Inc.

### Offices

#### Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

#### Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

#### Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

#### United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

## Directors

### Executive
RN Duffy^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

### Non-Executive
SM Pityana^ (Chairman)
R Gasant^
DL Hogdson^
NP January-Bardill^
MJ Kirkwood*
Prof LW Nkuhlu^
TT Mboweni^

R J Ruston~

*British     ^South African
~ Australian   § Indian

### Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

## Investor Relations Contacts

### South Africa
**Stewart Bailey**
Telephone: +27 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com

**Fundisa Mgidi**
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

### United States
**Sabrina Brockman**
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

### General E-mail enquiries
investors@AngloGoldAshanti.com

### AngloGold Ashanti website
http://www.AngloGoldAshanti.com

### Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

## Share Registrars

### South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

### United Kingdom
**Shares**
*Jersey*
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
**Depositary Interests**
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

### Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

### Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

### ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

### Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  May 19, 2014

By:      /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title:   Group General Counsel and Company Secretary